FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 15, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

EXHIBIT INDEX

1.	2004 Annual Report
2.	Notice of Annual and Special Meeting of Shareholders
3.	Management Information Circular
4.	Form of Proxy
5.	Supplemental Mailing List Form

EXHIBIT 1

GLENCAIRN
GOLD CORPORATION

focused on growth

2004 ANNUAL REPORT

CONTENTS

Highlights	1
Message to Shareholders	2
Limon Mine	4
Bellavista Mine	6
Mineral Reserves and Mineral Resources	8
Social and Environmental Responsibility	9
Management's Discussion and Analysis of Financial Results	10
Management's Responsibility for Financial Reporting	17
Auditors' Report to Shareholders	17
Comments by Auditors for US Readers on Canada-US Reporting Differences	17
Consolidated Financial Statements	18
Notes to Consolidated Financial Statements	21
Corporate Information	Inside back cover

Gold recovery plant and ponds at Bellavista

All currency figures in U.S. dollars unless otherwise noted.

LIMON MINE
Managua
NICARAGUA
Caribbean Sea
Lake of Nicaragua
Pacific Ocean
BELLAVISTA MINE
San José
COSTA RICA

HIGHLIGHTS

- Bellavista Mine construction nears completion; gold production to begin in Q2/05
- Reserves at Limon Mine more than doubled
- Equity financings for Bellavista Mine construction completed
- AMEX listing application initiated; trading begins in February 2005

GLENCAIRN GOLD CORPORATION

Glencairn Gold Corporation accomplished a great deal in 2004, its first full year as an operating company. As the year began, we set two key objectives: to double mineral reserves at our Limon Mine in Nicaragua, and to progress with construction of Bellavista in Costa Rica to the point where mining could begin. These were ambitious goals - we had only acquired Limon three months earlier, in October 2003, and construction at Bellavista had commenced just weeks before 2004 began.

As 2004 came to an end, Limon had more than met its objective, with established mineral reserves sufficient for more than five years of production. Most of this increase came from the Santa Pancha Zone where mineral resources were increased and upgraded to mineral reserves, while drilling elsewhere on the Limon concession clearly demonstrated the property's prospectivity for new mineral resources to be found.

Since acquiring Limon, we have invested in an extensive program of exploration, mine development and equipment upgrades. Although the immediate effect was an increase in costs early in the year, our success at increasing reserves and improving operating efficiency will have a positive impact in 2005 and beyond. After a slow start, production at Limon showed steady improvement throughout the year and gold sales for the year were just short of 48,000 ounces.

We have worked hard to improve labour relations at Limon as well, with a major focus on health and safety issues.

MESSAGE TO SHAREHOLDERS

Crushing circuit at Bellavista

GLENCAIRN GOLD CORPORATION

Construction at Bellavista also progressed well in 2004. Heavier than normal rainfall slowed construction during the rainy season and put us two months behind our original schedule. Nevertheless, mining is now underway at Bellavista and our first gold pour is expected during the second quarter of 2005.

Limon and Bellavista combined brought the Company's total mineral reserves to more than 850,000 contained ounces at the end of 2004. In addition, measured and indicated mineral resources provide another 627,000 contained ounces. The Company is in the process of divesting its interest in the Vogel property in northern Ontario and has therefore removed Vogel from its mineral resource inventory.

Financially, Glencairn's balance sheet continues to be strong. During the year, the Company raised net proceeds of $28.7 million in two separate financings to fund construction of Bellavista, begin development of the Santa Pancha Zone at Limon, continue an aggressive exploration program at Limon, and provide general working capital.

As Glencairn grows, the need for qualified senior management also increases. With one operating mine and a second mine under construction, we have assembled a strong, experienced team of mine builders and operators as we continue to look for additional mining opportunities. Subsequent to year-end, John Bracale resigned from the Company's board of directors, and we want to acknowledge John's contribution to the Company and thank him for his service.

In 2004, we also applied to have shares of Glencairn listed on the American Stock Exchange (AMEX) in order to improve liquidity and to simplify access for U.S. investors.

On February 23, 2005, the shares began trading on AMEX under the ticker symbol GLE. The stock continues to trade on the TSX under the symbol GGG.

As we progress through 2005, the outlook for gold continues to be very bright. While demand is growing, particularly in markets such as India and China, supply has not kept pace. There have been very few new gold mines come on stream in the past several years – Bellavista is one of the first in this cycle. These supply and demand fundamentals, combined with renewed interest in gold as a store of value at a time when even the strongest currencies have shown vulnerability, indicate to us that the current bull market for gold will continue well into the future. We will continue our policy of not hedging future gold production in order to benefit from these expected gold price increases.

Finally, we want to thank each one of our employees for their contribution to Glencairn's success and thank shareholders for their support. With the Limon Mine showing continued improvement and Bellavista production coming on stream, we look forward to sharing continued success with you in 2005.

On behalf of the Board of Directors,

Ian J. McDonald
Chairman

Kerry Knoll
President and Chief Executive Officer

Toronto, March 8, 2005

Annual Report 2004 | 3

GLENCAIRN GOLD CORPORATION

LIMON MINE NICARAGUA

Santa Pancha portal at Limon

During a year of transition, our first full year of operating the Limon Mine in Nicaragua, we added significantly to mineral reserves and steadily improved operations.

Glencairn acquired Limon in late 2003 and in 2004 we invested $6.2 million in exploration, mine development and new equipment. As a result, mineral reserves more than doubled and earnings from mining operations in the second half of the year – $1.3 million – more than made up for a $12,000 loss from operations in the first half of the year in spite of rising costs for consumables such as drill steel, electricity and fuel.

Major investments included development of a new ore chute for more efficient ore handling, modifications to the ventilation system, purchase of new vehicles for transporting personnel underground, and a 25% increase in metres of underground development over the previous year. Improving our parts inventory helped improve equipment availability to 78% in 2004 from 64% in 2003, a trend that has continued with equipment availability in the first two months of 2005 at 82%.

Limon today is a fully mechanized underground operation with a dedicated, 1,000-tonne-per-day mill using semi-autogenous grinding and a conventional carbon-in-pulp gold recovery process. Gold sales from production at Limon in 2004 totaled 47,983 ounces at a realized gold price of $410 per ounce, compared with 45,927 ounces sold in 2003 at a realized price of $363. Cash operating costs were $308 per ounce in 2004 compared with $248 in 2003. We are confident that our commitment to exploration and continuing mine development will see it operate for many years to come.

The new ore chute at Limon is an example of investing to reduce cash operating costs long-term. Virtually all of the mine's 2004 production came from a single vein system, Talavera, where ore was hauled from various working areas to surface by small trucks, then loaded onto larger haul trucks for transport to the mill 2.5 km away. The larger trucks now transport ore directly from the ore chute at the mine's 150-metre level to the mill, eliminating ore re-handling, reducing trucking time and improving fuel efficiency.

Similarly, our $3.3 million expenditure on exploration in 2004 further enhanced Limon's long-term prospects, more than doubling its mineral reserves. By year-end mineral reserves had increased to 1.8 million tonnes grading 5.2 grams per tonne (g/t) for a total of 297,500 contained ounces of gold, sufficient for more than five years of operation at current rates.

Annual Report 2004 | 4

GLENCAIRN GOLD CORPORATION

The increase was largely due to a successful drill program that expanded mineral resources at Santa Pancha and allowed us to move them into the mineral reserves category. Subsequent to year-end, a portal was established on the Santa Pancha Zone and development of an access ramp was begun.

The potential to discover further mineral reserves on the 12,000-hectare Limon mineral concession is excellent. The mine has been in continuous operation since 1941, producing almost three million ounces from three separate vein systems. Our initial exploration effort – including more than 38,000 metres of drilling – discovered several new veins. Drill intercepts southwest of Talavera in 2004 include 7.3 metres (true width) grading 18.8 g/t, 36.0 metres (core length) grading 16.5 g/t and 15.8 metres (core length) grading 7.7 g/t. Preliminary exploration on the Santa Rosa Zone, just three kilometres south of the Limon mill and a prime target for exploration based on surface quartz boulders that returned high-grade gold values, proved inconclusive in 2004, but follow-up drilling is planned for 2005.

Elsewhere in Nicaragua our 693-square-kilometres of mineral concessions, including the La India property 70 km from the Limon mill, provide further exploration opportunities. We have optioned several of these properties, some of which are beyond easy trucking distance from Limon, to junior exploration companies in 2004 that will fund active exploration programs in 2005. We retain at least a 49% interest in all of these properties.

Underground at Limon

GLENCAIRN GOLD CORPORATION

In 2004, Glencairn completed two equity financings to fully fund construction of the Bellavista Mine in Costa Rica without incurring debt or requiring the Company to hedge future gold production. At the end of 2004, construction was 90% complete with first gold production scheduled for the second quarter of 2005. Total construction cost is estimated at $31 million.

Based on a feasibility study, Bellavista will produce an average of 60,000 ounces of gold per year over a minimum eight-year mine life, from a current total reserve containing 555,000 ounces gold. Once in full production, Bellavista will more than double the Company's gold output on an annualized basis, bringing our total annual gold output to well over 100,000 ounces.

Cash operating costs at Bellavista over the life of the mine, based on a feasibility study, were estimated to be just under $200 per ounce. However, with the rising costs of consumables since that study was updated in 2002, somewhat higher operating costs are anticipated. In 2005, as the Company initiates production at about 40% of annual capacity, cash operating costs are expected to be about $281 per ounce.

The mine will use standard heap leach gold extraction methods, combined with high-grade grind agglomeration to increase the recovery rate to 78.6%. The project will benefit from a 12-year holiday from income and certain other taxes.

BELLAVISTA MINE
COSTA RICA

Conveyor system at Bellavista

Trucking at Bellavista Mine

Bellavista was designed to operate in a high rainfall area, and during construction that aspect was well tested. The rainy season of 2004 was one of the wettest on record, with daily rainfall coming close to setting new records on several occasions. Although the high rainfall slowed construction, resulting in a two-month delay from our original construction schedule, it allowed us the opportunity to modify some design elements to handle future such events.

Mine life could be extended considerably from the existing gold resource on the property by resolving some minor permitting issues and optimizing engineering plans. In addition, the Bellavista property offers exploration potential beyond the currently outlined mineral reserves and resources.

Three areas with exploration potential within the Bellavista property are identified by the presence of anomalous gold values in soils, gold-bearing quartz veins and historical underground mine workings. The former producing Montezuma Mine, immediately south of the Bellavista deposit, produced an estimated 100,000 ounces from the late 1800s to 1916. The other two areas, La Trinidad and La Lucha are located 1.5 to 2.0 km northwest of the Bellavista deposit. Exploration during 2004 consisted of detailed field mapping and prospecting over the three areas to provide background geological and structural information in support of future exploration planning.

With efforts focused on completion of mine development and initial production from the Bellavista deposit, further exploration at Bellavista is on hold. However, the inclusion of a grinding circuit for the processing of higher-grade mineralized material at Bellavista provides an exploration opportunity to not only look for additional open-pit heap leach mineralization, but also to identify high-grade gold mineralization that could be mined underground and treated in the Bellavista recovery circuit.

Our ability to assemble a seasoned management team at a time when mining professionals are in great demand was a key reason we were able to build Bellavista in less than 18 months.

Annual Report 2004 | 7

GLENCAIRN GOLD CORPORATION

MINERAL RESERVES AND MINERAL RESOURCES at Dec. 31, 2004

MINERAL RESERVES	Gold price	Cut-off grade (g/t)	Tonnes	Grade (g/t)	Contained Ounces
Limon – proven, underground	$375	3.82	177,600	5.88	33,600
Limon – probable, underground	$375	3.82	1,574,000	5.15	260,830
Limon – probable, open pit	$375	1.80	35,200	2.71	3,070
Limon Total			**1,786,800**	**5.18**	**297,500**
Bellavista – proven	$325	0.5	9,847,000	1.48	467,350
Bellavista - probable	$325	0.5	1,392,700	1.96	87,720
Bellavista Total			**11,239,700**	**1.54**	**555,070**
TOTAL					**852,570**

MEASURED AND INDICATED MINERAL RESOURCES (ADDITIONAL TO MINERAL RESERVES)					
Limon – Measured		4.5	20,500	6.30	4,100
Limon – Indicated		4.5	182,300	5.97	35,100
Limon Total		4.5	**202,800**	**6.00**	**39,200**
La India - Indicated		4.5	775,400	8.2	205,300
Bellavista – Measured and Indicated		0.5	9,932,800	1.2	383,220
TOTAL					**627,720**

INFERRED MINERAL RESOURCES (ADDITIONAL TO MINERAL RESERVES)					
Limon		4.5	955,800	6.95	213,600
La India		4.5	1,123,500	9.3	336,000
TOTAL					**549,600**

Note 1 - The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards"). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Limon and Bellavista are in addition to Mineral Reserves.

Note 2 - The mineral reserve and mineral resource estimates for the Limon Mine set out in the above table were prepared under the supervision of K. Atkin, P.Geo., an employee of the Company and the responsible Qualified Person, in compliance with National Instrument 43-101. H. Agnerian, P. Geo., and J. Cox, P. Eng., of Roscoe Postle Associates Inc. are the Qualified Persons who audited the mineral reserves and mineral resources.

Note 3 - The mineral resources for the Bellavista Mine set out in the above table were prepared by Snowden Mining Industry Consultants Inc. The mineral reserves for the Bellavista Mine were prepared by Wheaton River Minerals Ltd. Pincock, Allen & Holt Ltd. audited the mineral reserves and mineral resources. Bellavista mineral reserves are based on a strip ratio of 1.32:1 (tonnes waste per tonne of ore). Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For the Bellavista mineral resources, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2003, available at www.sedar.com and the Company's website at www.glencairngold.com for this detailed information.

Note 4 - The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 1 above, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineral resources should be considered historical estimates, as appropriate.

NOTE TO U.S. READERS: This report uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that, such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Annual Report 2004 | 8

GLENCAIRN GOLD CORPORATION

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Glencairn has established a good record of working cooperatively with government agencies and local communities to address social and environmental issues in areas where it operates.

At Bellavista, the Company contributes to the local community in numerous ways. For example, Glencairn was recently recognized by the Ryan's Well Foundation for our efforts to improve the quality of drinking water in Miramar. Ryan's Well Foundation is a not-for-profit organization that has raised more than $800,000 since 1998 and drilled 75 clean water wells in seven countries benefiting more than 100,000 people.

Planting seedlings at Bellavista

The Foundation specifically recognized our work in Costa Rica to construct a pipeline from a freshwater spring in the hills above our Bellavista Mine and connect it to Miramar's water system at a cost of $125,000. The pipeline replaced a number of springs that had been contaminated from farming and other human activities.

Glencairn is also donating land containing another spring to the town of Miramar and will replace aging water tanks in the community at a cost of up to $100,000. We have made several other contributions to the municipal government for the betterment of the community including a garbage truck and improvements to the municipal building.

Our re-forestation program at Bellavista, underway since 2001, has planted 23,000 trees on areas away from the mine site that had previously been cleared for agricultural use. By planting native species and returning these areas close to their natural state, we have been able to provide "biological corridors" for indigenous wildlife, linking otherwise isolated forest areas. Our studies since 2003 of the white-faced monkey, an environmentally sensitive species, have shown this to be an effective strategy.

This re-forestation program is in addition to our ongoing re-vegetation along roads and other areas affected by mine construction to control dust and erosion.

In Nicaragua we are contributing $40,000 to a water treatment facility that will provide clean water to the town of El Limon adjacent at our Limon Mine. In 2004 we also provided an interest-free loan to help establish an employee-owned cooperative store at El Limon that sells household goods and other items, including fresh locally grown fruits and vegetables, at competitive prices. As well as providing an outlet for local farmers and providing goods for the town, this cooperative has proven so successful it has begun paying dividends to its members.

Glencairn takes its responsibilities to community development and the environment seriously and makes every effort to ensure its impact on the communities where it operates is positive and will prove beneficial for future generations.

Annual Report 2004 | 9

GLENCAIRN GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

(Amounts expressed in US Dollars unless otherwise noted)

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes thereto which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated.

OVERVIEW

Glencairn Gold Corporation ("Glencairn" or the "Company") is a gold mining company that operates the Limon Mine in Nicaragua, and is constructing the Bellavista Mine in Costa Rica. The Bellavista Mine is expected to commence gold production in the second quarter of 2005. The Company owns exploration properties in Nicaragua and Canada and is engaged in exploring for gold on certain Nicaraguan properties. The Company's objective is to become a mid-tier gold producer through development of existing mines and acquisition of operating mines and advanced development projects.

In October 2003, the Company completed a business combination with Black Hawk Mining Inc. ("Black Hawk") and acquired the Limon mine and a large area of exploration properties in Nicaragua and the Vogel exploration project in Canada. The Company has entered into an agreement for the sale of the Vogel Property. (See Results of Operations below.) The Company also acquired the Keystone Mine that ceased operations in 2000 and is being reclaimed.

ACCOUNTING PRESENTATION OF GLENCAIRN / BLACK HAWK BUSINESS COMBINATION

The combination of Glencairn Gold Corporation and Black Hawk Mining Inc. resulted in Glencairn acquiring all the shares of Black Hawk and becoming the legal parent corporation. The Black Hawk shares were acquired by issuing Glencairn shares and resulted in the former Black Hawk shareholders holding a majority of the outstanding Glencairn shares immediately after the transaction. Under Canadian generally accepted accounting principles Black Hawk was deemed to be the acquirer and the Black Hawk financial statements form the basis of the Glencairn financial statements. Glencairn revenues, expenses, assets and liabilities, after allocation of purchase adjustments, have been consolidated, from the acquisition date of October 17, 2003 onwards, with the Black Hawk accounts.

ACCOUNTING CHANGES

Asset Retirement Obligations

On January 1, 2004 the Company retroactively adopted the recommendations of Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The adjustments resulting from this change have been reflected in these financial statements on a retroactive basis.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from prior practice that involved accruing for the estimated reclamation and closure liabilities through charges to the statement of operations over the life of the mine.

Annual Report 2004 | 10

GLENCAIRN GOLD CORPORATION

This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)		2004		2003
Net loss	$	(1,611)	$	(334)
Opening deficit	$	2,588	$	2,922
Property, plant and equipment	$	299	$	237
Asset retirement obligations	$	710	$	2,320

Exploration and Development Expenditures

In 2003 the Company changed its accounting policy with respect to exploration and development expenditures to conform with common industry practice among gold producers. Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to "fair value" which is determined by discounting the expected future cash flows if properties are determined to be uneconomic or are placed for sale.

Previously the Company's policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Other exploration costs were expensed as incurred. Accumulated costs relating to abandoned properties were expensed in the year of abandonment. This change in accounting policy was applied retroactively and increased exploration expense by $50,000 in 2003.

CRITICAL ACCOUNTING ESTIMATES

The Company's accounting policies are described in Note 2 to the consolidated financial statements. The estimates made in applying the policies below are highly uncertain and a change in these estimates could materially impact the consolidated financial statements.

Property, Plant and Equipment

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the assets tested. The charge to earnings will be the difference between assets fair value and the carrying amount. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on a units of production basis over existing mineral reserves. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates, or gold price changes.

Reclamation Obligations

The Company is subject to environmental protection laws governing reclamation of its mine sites. These laws are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset.

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GLENCAIRN GOLD CORPORATION

However, when a change in fair value reduces future cash flows, the reduction is recorded against the related asset. If the reduction in fair value exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at December 31, 2004.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 19.

SELECTED ANNUAL INFORMATION

		2004		2003		2002
Gold sales (ounces)		47,983		45,927		57,083
Average spot gold price ($/ounce)	$	410	$	363	$	310
Average realized gold price ($/ounce)	$	410	$	332	$	272
Cash operating costs ($/ounce)	$	308	$	248	$	214
Total cash costs ($/ounce)	$	331	$	267	$	227
Tonnes milled		341,234		284,116		314,567
Ore grade (g/tonne)		5.1		5.7		6.2
Recovery (%)		84.6		88.1		86.8
(in thousands, except per share amounts)						
Sales	$	19,669	$	16,182	$	14,932
Cost of sales	$	14,770	$	11,395	$	12,209
Net loss	$	8,594	$	1,249	$	3,501
Loss per share – basic and diluted	$	0.06	$	0.02	$	0.07
Cash	$	13,728	$	14,903	$	754
Working capital	$	18,693	$	20,165	$	4,036
Total assets	$	60,973	$	38,723	$	17,268

RESULTS OF OPERATIONS

The Limon mine was the Company's only operation during 2004 and 2003 and all sales and cost of sales were generated from that mine.

Sales increased by $3,487,000 or 22% in 2004 compared to 2003. The Company's average realized price per ounce in 2004 of $410 was 23% higher than 2003 and gold sold in 2004 increased by 2,056 ounces or 4%. In 2003 there was 19,430 ounces of gold sold under hedge agreements at lower than spot prices. These hedge agreements were completed in mid-2003 and the Company is currently unhedged.

Cost of sales increased by $3,375,000 or 30% and cash operating costs increased by $60 to $308 in 2004 compared to 2003. A work stoppage, illegally taken by dissident workers, limited production at Limon during the first quarter of 2003. Since that time operations have returned to normal and while tonnes milled increased by 20% to 341,234 tonnes in 2004 grades fell 11% to 5.1 grams per tonne. Limited development in 2003 restricted work areas available

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GLENCAIRN GOLD CORPORATION

in 2004 and more mill feed came from open pit material in 2004. The open pit ore had significantly lower grades than the underground ore. Operating expenses in 2004 were also significantly higher for items such as oil related products, supplies and employee costs.

General and administrative expense increased by 164% to $3,978,000 in 2004. The Company became more active since the merger with Black Hawk in October 2003 and commencement of construction at Bellavista in December 2003. The largest increase was in salaries with the increased head office staffing but significant increases also occurred in investor relations, consulting and travel.

Exploration expense increased significantly as planned in 2004. Most exploration occurred around the mine area at Limon to prove up new areas and convert resources to reserves. This exploration activity resulted in an increase of ore reserves from two years' worth of production at the end of 2003 to over five years worth of production at the end of 2004. Exploration was also conducted on the Vogel Project in Timmins and with the information developed it was decided to place this property for sale. Subsequent to year end an agreement was reached to sell the Vogel Project, subject to due diligence by the purchaser, for cash consideration of Cdn$3,000,000 and shares in the purchaser.

RELATED PARTIES

During the past two years Breakwater Resources Ltd. and the Company had several directors and officers in common. At December 31, 2004 three Breakwater directors remain directors of the Company. At times in the past two years Breakwater has provided the following services to the Company: management of the Limon Mine; purchasing and logistics for the Limon Mine and the Bellavista Project; sale of certain supplies to the Limon Mine and office space for the head office staff. The Limon management contract was negotiated when a former mine manager left and Black Hawk was pursuing a merger arrangement. The purchasing arrangement provides cost savings from Breakwater's economies of scale in purchasing. The contracts were made on commercially acceptable terms. In 2004 the Company incurred expenses of $110,000 (2003 - $335,000) for these services and purchased supplies of $367,000 (2003 - $396,000). The Company has an ongoing contract for purchasing and logistics for the Limon and the Bellavista mines and purchases certain supplies for Limon from Breakwater.

A director and officer of the Company was a director of Wheaton River Minerals Ltd. In 2003 mining equipment was purchased from Wheaton River at a cost of $50,000 and 600,000 common shares of the Company with a value of $200,000.

CASH FLOWS

Operating activities used $7,108,000 in 2004 and $633,000 in 2003. Cash flows from the Limon Mine operations remained approximately constant as the increased gold price and small increase in gold ounces sold were offset by higher costs. Exploration and general and administrative expenses were the largest factors in the increased operating cash flows. In addition an increase non-cash working capital was required as Bellavista placed deposits for equipment orders and Limon increased its supplies inventory.

Financing activities generated $28,702,000 in 2004 from two prospectus issues of units consisting of shares and warrants. Proceeds from the issues are being used for Bellavista Mine construction, Limon Mine equipment, and working capital requirements. In 2003 two private placements of shares provided $13,661,000.

Investing activities required $22,769,000 in 2004. Investing activities comprised mostly $21,028,000 in capital expenditures for Bellavista construction, which began in December 2003, and $2,947,000 in capital expenditures at the Limon Mine. Investing activities in 2003 provided cash of $1,121,000 from cash acquired on the merger with Black Hawk and from the sale of marketable securities. Investment in property, plant and equipment was $1,178,000 in 2003.

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GLENCAIRN GOLD CORPORATION

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash of $13,728,000 and working capital of $18,693,000 at December 31, 2004. In 2005 the Company will complete construction of the Bellavista Mine and it intends to continue exploration activities at the Limon Mine to increase reserves. As announced previously Bellavista construction costs are more than planned and commencement of operations has been delayed until the second quarter of 2005. To complete the Bellavista Mine, continue exploration at Limon and to ensure a minimum cash balance the Company will require additional funds in 2005 of approximately $4,000,000. The Company is in discussion with a lender to provide these funds and it expects to conclude an agreement soon. Beyond 2005 both mines will be in operation and they will, in total, produce over 100,000 ounces of gold per year. Cash flows will then be adequate to both quickly repay the loan and provide all future funding currently expected to be required by the Company.

RISKS

Gold price – The Company's sole product is gold and the gold price realized largely determines the Company's profitability. Markets worldwide set the price of gold and may be affected by the value of the US dollar relative to other currencies, central banks sale of gold, political and economic events, supply and demand and many other factors. Since 2001 the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and intends not to hedge in the foreseeable future.

Currency risk – Many of the Company's costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks that reduce the value of the currency on an orderly basis. No currency hedges are in place or contemplated.

Reserves, exploration and development – Replacement or expansion of mineral reserves are required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. Exploration and development at Limon is an ongoing challenge that must replace reserves regularly to ensure continued production. In addition the Company is seeking to add reserves through joint venture exploration at other Nicaraguan sites. Mineral exploration involves many risks. Exploration expenditures may not produce additional reserves.

Bellavista construction risk – The Company's largest asset when completed will be the Bellavista mine. The Bellavista project is under construction and subject to risks that may delay completion or increase costs such as weather or supplier increases.

Environmental – Environmental laws regulate the Company's mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may result in increased operating or reclamation costs or require financial deposits to guarantee reclamation.

Political and economic risk – Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries.

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GLENCAIRN GOLD CORPORATION

Tax risk - The Company's current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Contingencies

Contingencies are listed in Note 19 to consolidated financial statements. The Company does not believe these contingencies will have a material affect on the Company's operations.

SUMMARY OF QUARTERLY RESULTS

(in thousands except per share amounts)

2004	Q1	Q2	Q3	Q4
Sales	$ 4,245	$ 4,806	$ 5,323	$ 5,295
Net loss	$ (2,742)	$ (3,320)	$ (2,209)	$ (323)
Loss per share – basic and diluted	$ (0.02)	$ (0.03)	$ (0.02)	$ (0.00)

2003	Q1	Q2	Q3	Q4
Sales	$ 2,967	$ 4,347	$ 4,483	$ 4,385
Net earnings (loss)	$ (904)	$ 152	$ 684	$ (1,181)
Earnings (loss) per share – basic and diluted	$ (0.02)	$ 0.00	$ 0.01	$ (0.01)

Sales declined and losses increased significantly in the first quarter of 2003 due to the strike at the Limon mine discussed above.

FOURTH QUARTER 2004 REVIEW

Sales increased by $911,000 in Q4 2004 compared to Q4 2003. Gold sold decreased by 197 ounces but the realized price increased $80 to $432 per ounce.

Cost of sales increased by $1,033,000 or 38% in Q4 2004 compared to Q4 2003 and cash operating costs increased by $88 to $306 per ounce. Tonnes milled increased in Q4 2004 and lower grades and higher operating costs for fuel, power, staff and supplies all contributed to the increase in both cost of sales and cash operating costs per ounce.

Bellavista construction continued to progress during the quarter. All leaching facilities and roadwork was completed. All major equipment was on site and was being installed. The mining contractor's fleet was on site and ready to start mining.

Development work on the Santa Pancha zone at the Limon Mine commenced during the quarter.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's

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GLENCAIRN GOLD CORPORATION

performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

	2004		2003	
	Cash Operating Cost	Total Cash Cost	Cash Operating Cost	Total Cash Cost
Statement of Operations (000's)				
Cost of sales	$ 14,770	$ 14,770	$ 11,395	$ 11,395
Royalties and production taxes	-	1,131	-	875
Cost base for calculation	$ 14,770	$ 15,901	$ 11,395	$ 12,270
Gold sales (ounces)	47,983	47,983	45,927	45,927
Cost per ounce	$ 308	$ 331	$ 248	$ 267

OUTSTANDING SHARE DATA

The following common shares and convertible securities were outstanding at March 8, 2005:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise
Common shares				154,618,309
Warrants	Nov. 26/08	1.25	30,862,500	30,862,500
Warrants	Mar. 18/05	0.65	7,417,313	7,417,313
Warrants	Apr. 15/05	0.65	1,870,662	1,870,662
Agents options[1]	Mar. 18/05	0.45	622,222	622,222
Warrants on above options	Mar. 18/05	0.65		558,195
Agents options	Nov. 26/05	0.85	1,352,500	1,352,500
Options - Glencairn plan	Nov. 21/06 to Feb. 10/10	0.30 to 0.95	12,183,000	12,183,000
Options - Black Hawk plan	Jun. 29/05 to Jul. 13/13	0.23 to 2.25	921,665	921,665
				210,406,366

Note 1: These agent's options above are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This management discussion contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

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GLENCAIRN GOLD CORPORATION

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board's review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Kerry J. Knoll
President and Chief Executive Officer

T. Derek Price
Vice President, Finance and Chief Financial Officer

Toronto, Ontario
March 8, 2005

AUDITORS' REPORT

TO THE SHAREHOLDERS OF GLENCAIRN GOLD CORPORATION

We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 8, 2005

COMMENTS BY AUDITORS FOR US READERS

ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Note 3 to these consolidated financial statements. Our report to the shareholders dated March 8, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants

Toronto, Ontario
March 8, 2005

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GLENCAIRN GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004 and 2003 (US Dollars and shares in thousands, except per share amounts)

	Note	2004	2003
	3		(restated)
Sales	5	$ 19,669	$ 16,182
Cost of sales		14,770	11,395
Royalties and production taxes		1,131	875
Depreciation and depletion		2,513	1,581
Accretion expense	12	275	257
Environmental remediation	12	(92)	-
		18,597	14,108
Earnings from mining operations		1,072	2,074
Expenses and other income			
General and administrative		3,978	1,507
Stock options and warrants	13, 14	1,364	1,479
Exploration		4,598	884
Other income	6	(274)	(147)
		9,666	3,723
Loss before income taxes		(8,594)	(1,649)
Income tax recovery	16	-	(400)
Net loss		$ (8,594)	$ (1,249)
Loss per share – basic and diluted	15	$ (0.06)	$ (0.02)
Weighted average number of shares outstanding		133,059	57,452

GLENCAIRN GOLD CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended December 31, 2004 and 2003 (US Dollars in thousands)

	Note	2004	2003
	3		(restated)
Balance as previously stated, beginning of year		$ (1,478)	$ (24,453)
Effect of accounting changes	3	-	(4,167)
Balance as restated, beginning of year		(1,478)	(28,620)
Net loss		(8,594)	(1,249)
Reduction in paid-up capital	13	-	28,391
Balance, end of year		$ (10,072)	$ (1,478)

The accompanying notes form an integral part of these consolidated financial statements.

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GLENCAIRN GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003 (US Dollars in thousands)

	Note	2004	2003
	3		(restated)
Assets			
Current			
Cash and cash equivalents		$ 13,728	$ 14,903
Marketable securities	7	1	443
Accounts receivable and prepaids	8	3,950	1,734
Product inventory	9	941	1,708
Supplies inventory		5,943	5,213
		24,563	24,001
Note receivable	19	353	329
Restricted cash	10	150	150
Property, plant and equipment	11	35,907	14,243
		$ 60,973	$ 38,723
Liabilities			
Current			
Accounts payable and accrued liabilities		$ 4,483	$ 3,249
Current portion of asset retirement obligations	12	1,387	587
		5,870	3,836
Asset retirement obligations	12	2,260	3,516
		8,130	7,352
Shareholders' Equity			
Warrants	13	7,226	4,009
Agent's options	13	728	1,116
Contributed surplus	13	2,719	1,479
Common shares	13	52,242	26,245
Deficit		(10,072)	(1,478)
		52,843	31,371
		$ 60,973	$ 38,723

Contingencies and Commitments 11, 20

Approved on behalf of the Board

Ian J. McDonald
Director

Patrick J. Mars
Director

The accompanying notes form an integral part of these consolidated financial statements.

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GLENCAIRN GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004 and 2003 (US Dollars in thousands)

	Note		2004		2003
	3				(restated)
Operating activities					
Net loss		$	(8,594)	$	(1,249)
Asset retirement obligations settled	12		(770)		(232)
Items not affecting cash:					
Mark to market gain on forward gold sales			-		(924)
Depreciation and depletion			2,513		1,581
Accretion expense	12		275		257
Environmental remediation	12		(92)		-
Stock options and warrants	13, 14		1,364		1,479
Gain on sale of marketable securities	6		(325)		(85)
Gain on sale of property, plant and equipment	6		(494)		(15)
Unrealized foreign exchange gain			(24)		(60)
Income tax recovery	16		-		(400)
Change in non-cash working capital	17		(961)		(985)
Cash used in operating activities			(7,108)		(633)
Financing activities					
Common shares issued	13		28,702		13,661
Cash generated by financing activities			28,702		13,661
Investing activities					
Proceeds from sale of marketable securities			767		483
Purchase of property, plant and equipment			(24,030)		(1,178)
Proceeds from sale of property, plant and equipment			494		29
Acquisition of cash from business combination	4		-		2,215
Costs related to business combination	4		-		(428)
Cash (used in) generated by investing activities			(22,769)		1,121
Increase (decrease) in cash and cash equivalents			(1,175)		14,149
Cash and cash equivalents, beginning of year			14,903		754
Cash and cash equivalents, end of year		$	13,728	$	14,903
Supplemental cash flow information	17				

The accompanying notes form an integral part of these consolidated financial statements.

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GLENCAIRN GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2004 and 2003 (US Dollars – unless otherwise noted)

1. BASIS OF PRESENTATION

Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining including exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. In October 2003 the Company merged with Black Hawk Mining Inc. ("Black Hawk") and acquired the Limon Mine and significant properties in Nicaragua and the Vogel exploration project in Canada. The Keystone site in Canada was also acquired in this merger. Production from this mine ceased in 2000 and site reclamation is in process. The business combination was accounted for as a reverse take-over and the comparative figures presented are those of Black Hawk (see note 4). In December 2003, construction of the mine and processing facilities commenced at the Company's Bellavista Project in Costa Rica. Gold production is expected in the second quarter of 2005.

2. ACCOUNTING POLICIES

(a) Basis of consolidation

The consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, depreciation and depletion, property, plant and equipment, accrued liabilities, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

(c) Revenue recognition

Revenue from metal sales is recognized when title and risk pass to a third party customer.

(d) Exploration and development expenditures

Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are placed for sale (see note 3).

(e) Income taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash and money market investments with an original term of 90 days or less which are readily convertible into cash.

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GLENCAIRN GOLD CORPORATION

(g) Marketable securities

Marketable securities are carried at the lower of cost and market.

(h) Inventories

Product inventory, which consists of gold in doré and refined form, is valued at the lower of production cost and net realizable value. Supplies inventory is stated at the lower of average cost and replacement cost.

(i) Property, plant and equipment

Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. Depreciation and depletion are charged to earnings on a unit-of-production basis over estimated mineral reserves. Properties under development include initial acquisition costs and costs incurred subsequent to completion of an economic feasibility study.

When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, which are not assessed as economically viable, are written down to fair value, which is determined using a discounted cash flow model.

(j) Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded (see note 3).

(k) Hedging transactions

Gains or losses on the early settlement of hedge contracts are deferred and brought into revenue based upon the originally designated delivery dates. The market value of outstanding forward sales contracts is recognized in revenue through a mark-to-market adjustment. Other derivative contracts were recognized as hedges. The Company's hedge commitments were completed in June 2003 and no additional hedging has been entered into since that date. During 2004, the Company adopted Accounting Guideline 13 – Hedging relationships. The adoption of this new standard had no impact on the Company's financial statements.

(l) Foreign currency translation

The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which is translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

(m) Stock-based compensation and other stock-based payments

The Company records compensation expense for stock options granted to employees based on the fair value of the options on the grant date (see notes 13 and 14).

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GLENCAIRN GOLD CORPORATION

3. ACCOUNTING CHANGES

(a) Asset retirement obligations

On January 1, 2004, the Company retroactively adopted the recommendations under Section 3110, Asset Retirement Obligations, of the Canadian Institute of Chartered Accountants Handbook ("Section 3110"). Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The adjustments resulting from this change have been reflected in these financial statements on a retroactive basis.

These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded. This differs from prior practice that involved accruing for the estimated reclamation and closure liability through charges to the statement of operations over the life of the mine.

This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)	2004	2003
Net loss	$ (1,611)	$ (334)
Opening deficit	2,588	2,922
Property, plant and equipment	299	237
Asset retirement obligations	710	2,320

(b) Exploration and development expenditures

In 2003, the Company changed its accounting policy related to exploration and development expenditures. Previously, the policy was to capitalize acquisition and exploration costs for properties with development potential until the economic viability of the project was determined. Under the revised policy, exploration costs are expensed as incurred. Accumulated costs relating to abandoned properties are expensed in the year of abandonment.

This change in accounting policy has been applied retroactively and had the effect of increasing (decreasing) the following:

(in thousands)	2003
Net loss	$ 50
Opening deficit	1,245
Property, plant and equipment	(1,245)

4. ACQUISITION OF BLACK HAWK MINING INC.

On October 17, 2003, the Company acquired all the issued shares of Black Hawk Mining Inc. ("Black Hawk"). Under the terms of the purchase agreement, the Company issued one common share for every three shares of Black Hawk. The acquisition resulted in the issuance of 47,420,000 shares to Black Hawk shareholders. As a result of this transaction, Black Hawk became a wholly owned subsidiary of the Company.

The business combination between Glencairn (legal parent) and Black Hawk (legal subsidiary) was accounted for as a reverse take-over, using the purchase method. Application of reverse take-over accounting resulted in the following:

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GLENCAIRN GOLD CORPORATION

(a) Black Hawk was deemed to be the parent company and Glencairn was deemed to be the subsidiary company for accounting purposes.

(b) The financial statements of the combined entity are issued under the name of the legal parent, Glencairn, but are considered a continuation of the financial statements of the legal subsidiary, Black Hawk. Comparative amounts are those of Black Hawk.

(c) Black Hawk was deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their historical carrying values. Glencairn assets and liabilities were adjusted to record the allocation of the purchase price as summarized in the table below:

(in thousands)		
Purchase price:		
Common shares	$	8,834
Acquisition costs		428
	$	9,262
Net assets acquired:		
Cash	$	2,215
Marketable securities		840
Other current assets		49
Mineral properties and fixed assets		6,214
Other non-current assets		150
Current liabilities		(206)
	$	9,262

The purchase price exceeded the net asset value of Glencairn by $4,761,000 on the date of the acquisition. The excess amount has been applied to increase the carrying value of marketable securities by $400,000 and property, plant and equipment by $4,361,000.

The results of operations of Glencairn have been included in the consolidated financial statements from October 17, 2003.

5. SALES

(in thousands)		2004		2003
Gold sales	$	19,669	$	15,258
Mark-to-market gain on forward gold sale contracts		-		924
	$	19,669	$	16,182

6. OTHER INCOME

(in thousands)		2004		2003
Interest and other income	$	(280)	$	(42)
Gain on sale of marketable securities		(325)		(85)
Gain on sale of property, plant and equipment		(494)		(15)
Municipal tax expense for depleted site		610		-
Other expenses		215		(5)
	$	(274)	$	(147)

Annual Report 2004 | 24

GLENCAIRN GOLD CORPORATION

7. MARKETABLE SECURITIES

Marketable securities at December 31, 2004 consist of common share purchase warrants of a publicly traded company, recorded at $1,000, which have a market value of $17,000.

8. ACCOUNTS RECEIVABLE AND PREPAIDS

Accounts receivable and prepaids includes advances and deposits of $2,213,000 made to suppliers of goods and services for the Bellavista Project. These advances and deposits will be charged to property, plant and equipment when the goods are received and installed and the services are completed.

9. PRODUCT INVENTORY

	2004	2003
Ounces of gold	2,278	4,126
Cost per ounce (lower of production cost and net realizable value)	$ 413	$ 414
Amount (in thousands)	$ 941	$ 1,708

10. RESTRICTED CASH

The Company has placed a $150,000 deposit with a bank to secure a letter of guarantee issued by the bank to a Costa Rican government authority to ensure the Company's future reclamation obligations are completed.

11. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	2004	2003
Producing property		
Limon Mine, Nicaragua		
Property, plant and equipment	$ 20,486	$ 17,539
Accumulated depreciation and depletion	(14,318)	(11,714)
	6,168	5,825
Development property		
Bellavista Project, Costa Rica	28,140	6,829
Development property held for sale		
Vogel Project, Canada	1,498	1,498
Corporate		
Equipment	149	95
Accumulated depreciation	(48)	(4)
	101	91
Depleted property		
Keystone Mine, Canada		
Property, plant and equipment	11,823	14,097
Accumulated depreciation and depletion	(11,823)	(14,097)
	-	-
	$ 35,907	$ 14,243

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GLENCAIRN GOLD CORPORATION

(a) Limon Mine, Nicaragua

The Limon Mine is located approximately 100 kilometres north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometres (12,000 hectares). Gold production from this mine is subject to a 3% net smelter return ("NSR") royalty.

(b) Bellavista Project, Costa Rica

The Bellavista Project is located approximately 70 kilometres west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometres (4,000 hectares). The Company is responsible for a final purchase payment of Cdn$1,000,000 to a former owner of the property upon the commencement of commercial production at Bellavista. The property is subject to three royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the project's net cash flow which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which project expenditures have been paid back to the Company. The project expenditures include all pre-production and capital costs incurred from 1984 together with deemed compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the "expenditure base"). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%. The Dobles royalty is a 3% percent net smelter return royalty, payable on production from Exploitation Concession 21A Expansion (the Lagunilla area), up to a cap of $2.5 million.

(c) Vogel Project, Canada

The Vogel Project is located near Timmins, Ontario. The property is subject to a 2% NSR royalty, increasing to 3% after capital payback, should the project be brought into production. This property is being held for sale. The carrying value was restated at the beginning of 2003 due to a change in accounting policy (see note 3).

(d) Keystone Mine, Canada

The Keystone Mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mill and mine sites is in process.

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GLENCAIRN GOLD CORPORATION

12. ASSET RETIREMENT OBLIGATIONS

	Year ended December 31, 2004			
	Limon Mine	Bellavista Project	Keystone Mine	Total
Balance, beginning of period	$ 1,891	$ 15	$ 2,197	$ 4,103
Liabilities incurred	-	284	-	284
Liabilities settled	-	-	(770)	(770)
Accretion expense	132	1	142	275
Impact of revisions in estimated cash flows				
Adjustments to carrying value of assets	(153)	-	-	(153)
Adjustment to earnings	(173)	-	81	(92)
Balance, end of period	1,697	300	1,650	3,647
Less: current portion	-	-	1,387	1,387
	$ 1,697	$ 300	$ 263	$ 2,260

	Year ended December 31, 2003			
	Limon Mine	Bellavista Project	Keystone Mine	Total
Balance, beginning of period	$ 1,768	$ -	$ 2,295	$ 4,063
Liabilities incurred	-	15	-	15
Liabilities settled	-	-	(232)	(232)
Accretion expense	123	-	134	257
Balance, end of period	1,891	15	2,197	4,103
Less: current portion	-	-	587	587
	$ 1,891	$ 15	$ 1,610	$ 3,516

The Company's asset retirement obligation relate to three sites:

(a) Limon Mine, Nicaragua

This site is operating. Future undiscounted cash obligations of approximately $2,848,000, most of which will be incurred after the mine closes in 2010, result mainly from the legal requirements to remove the surface and underground facilities and to revegetate the tailings impoundment area. In 2004, the estimated future discounted cash flows decreased by $326,000 due to the increase in the mine life of three years. Of this amount, $153,000 was applied to the carrying value of asset retirement costs and $173,000 was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7.00%.

(b) Bellavista Project, Costa Rica

This site is under construction. Future undiscounted cash obligations of approximately $602,000, which will be incurred after the mine closes, have resulted from the disturbance to the site caused by the construction of the leach pad, ponds and buildings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7.00%.

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GLENCAIRN GOLD CORPORATION

(c) Keystone Mine, Canada

This site is undergoing closure and reclamation. Future undiscounted cash obligations of approximately $1,800,000, which will be incurred in the years from 2005 to 2009, consist of demolition and removal of buildings, dredging of the tailings pond, revegetation of the open pits and water treatment. In 2004, the estimated future discounted cash flows increased by $81,000 due to changes in the timing of future undiscounted cash obligations. This amount was charged to earnings. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%.

13. CAPITAL STOCK

i) Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common share account in 2003 and 2004 is presented below:

(in thousands)	Number of Common Shares		Amount
Black Hawk common shares			
At December 31, 2002	141,831	$	37,267
Employee share purchase plan (a)(i)	70		8
Share options exercised (a)(ii)	360		31
At October 16, 2003	142,261		37,306
Reduction in the paid-up share capital of the common shares of Black Hawk (b)	-		(28,391)
Adjustment on acquisition of Black Hawk	(142,261)		-
At October 17, 2003	-		8,915
Glencairn common shares			
At October 17, 2003	24,947		-
Shares issued on acquisition of Black Hawk	47,420		8,834
Private placements (c)	30,631		9,454
Share options exercised (d)	143		35
Warrants exercised	381		205
Less: share issue costs	-		(1,198)
At December 31, 2003	103,522		26,245
Prospectus financings (e)	48,200		26,844
Share options exercised (d)	143		84
Warrants exercised	1,599		1,099
Agent's options exercised	934		618
Less: share issue costs	-		(2,648)
At December 31, 2004	154,398	$	52,242

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GLENCAIRN GOLD CORPORATION

(a) Black Hawk had an employee share incentive plan, which included a share purchase plan and a stock option plan. The employee purchase plan was terminated on October 17, 2003. Compensation expense was recognized for stock options issued in 2003. The 3,415,000 options outstanding at October 17, 2003 were converted to 1,138,324 options of Glencairn.

(b) On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid-up share capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk.

(c) On October 17, 2003, Glencairn's private placement of 17,107,632 special warrants at a price of Cdn$0.45 per special warrant for Cdn$7,700,000 ($5,830,000) was released from escrow. The private placement had closed on September 18, 2003. Each special warrant was exercisable into one common share and one-half of a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for up to 18 months after closing. The special warrants were exercised on October 17, 2003 resulting in the issuance of 17,105,632 common shares and 8,552,816 share purchase warrants. The agents received a 6% cash commission and were granted compensation options for the purchase of 1,555,556 units at the offering price for 18 months after closing. Each unit will comprise of one common share and one-half of one compensation warrant. Each compensation warrant entitles the holder to purchase one common share at a price of Cdn$0.65 for 18 months after closing.

On November 26, 2003, Glencairn closed a private placement of 13,525,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$11.5 million ($8,749,000). Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 for 5 years after closing.

(d) Glencairn has a stock option plan whereby Glencairn's directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date. Generally, options are vested immediately. Compensation expense was recognized for the options issued in 2003 and 2004. At December 31, 2004 there were 1,040,931 options available for grant under the plan.

(e) On March 3, 2004, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$25.5 million ($19,072,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.77 to each common share and Cdn$0.08 to each one half of one warrant. The prospectus financing had an over-allotment option. On March 18, the Company closed the over-allotment option of 4,500,000 units at a price of Cdn$0.85 per unit for aggregate gross proceeds of Cdn$3.8 million ($2,878,000).

On December 9, 2004, the Company closed a prospectus financing of 13,700,000 units at a price of Cdn$0.73 per unit for gross proceeds of Cdn$10.0 million ($8,195,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The Company allocated Cdn$0.62 to each common share and Cdn$0.11 to each one half of one warrant.

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GLENCAIRN GOLD CORPORATION

(f) A summary of the share option transactions in 2003 and 2004 is presented below:

	Number of Options		Weighted-Average Exercise Price
	(in thousands)		(Cdn$)
Black Hawk options			
At December 31, 2002	3,960	$	0.32
Cancelled/Expired	(335)		1.13
Exercised	(360)		0.12
Granted	150		0.16
At October 16, 2003	3,415		0.26
Adjustment on acquisition of Black Hawk	(3,415)		0.26
At October 17, 2003	-		-
Glencairn options			
At October 17, 2003	2,008		0.40
Conversion of Black Hawk options	1,138		0.77
Cancelled/Expired	(67)		0.72
Exercised	(143)		0.32
Granted	5,027		0.95
At December 31, 2003	7,963		0.80
Cancelled/Expired	(670)		0.93
Exercised	(143)		0.55
Granted	5,335		0.65
At December 31, 2004	12,485	$	0.73

The following tables summarize information about the stock options outstanding at December 31, 2004:

Options outstanding

Exercise Prices	Number Outstanding at December 31, 2004	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price
(Cdn$)	(in thousands)	(in years)		(Cdn$)
$0.23 to $0.50	2,395	3.0	$	0.37
$0.52 to $0.95	9,835	4.1		0.78
$1.17 to $3.00	255	1.5		2.00
$0.23 to $3.00	12,485	3.8	$	0.73

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GLENCAIRN GOLD CORPORATION

Options exercisable

Exercise Prices	Number Exercisable at December 31, 2004	Weighted-Average Exercise Price
(CdnS)	(in thousands)	(CdnS)
$0.23 to $0.50	2,378	$ 0.37
$0.52 to $0.95	9,635	0.78
$1.17 to $3.00	255	2.00
$0.23 to $3.00	12,268	$ 0.73

ii) Warrants

A summary of the transactions in the warrant account in 2003 and 2004 is as follows:

(in thousands)	Number of Warrants	Amount
Black Hawk warrants		
At December 31, 2002	935	$ -
Cancelled/Expired	(100)	-
At October 16, 2003	835	-
Adjustment on acquisition of Black Hawk	(835)	-
At October 17, 2003	-	-
Glencairn warrants		
At October 17, 2003	4,256	-
Conversion of Black Hawk warrants	278	-
Private placement (a)	8,553	1,623
Private placement (b)	6,762	2,386
Exercise of warrants	(381)	-
At December 31, 2003	19,468	4,009
Prospectus financing (c)	17,250	2,066
Prospectus financing (d)	6,850	1,235
Exercise of warrants	(1,599)	(276)
Extension of warrant (e)	-	103
Expiry of warrants	(210)	-
Exercise of agent's options	467	89
At December 31, 2004	42,226	$ 7,226

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GLENCAIRN GOLD CORPORATION

(a) The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	1
Risk free interest rate:	3.00%
Expected volatility:	80%
Dividend yield:	0%

(b) The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

(c) The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	3.7
Risk free interest rate:	2.8%
Expected volatility:	35%
Dividend yield:	0%

(d) The fair value of the warrants was estimated on the closing date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	2.8%
Expected volatility:	35%
Dividend yield:	0%

(e) On August 10, 2004, the Company extended the expiry date of 1,982,500 warrants exercisable into common shares at Cdn$0.60 that were issued on September 5, 2002 to March 5, 2005 from the original date of September 5, 2004. The Company recognized warrant expense of $103,000. The fair value of the warrants is estimated on the extension date using the Black-Scholes warrant-pricing model with the following weighted-average assumptions:

Expected life in months:	7
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

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GLENCAIRN GOLD CORPORATION

The following table summarizes further information about the warrants outstanding at December 31, 2004:

Exercise Price	Number Outstanding at December 31, 2004	Expiry Date
(Cdn$)	(in thousands)	
$0.60	1,829	March 5, 2005
$0.65	1,871	April 15, 2005
$0.65	7,664	March 18, 2005
$1.25	30,862	November 26, 2008

iii) Agent's Options

A summary of the transactions in the agent's options account in 2003 and 2004 is as follows:

	Number of Agent's Options	Amount
(in thousands)		
Black Hawk agent's options		
At December 31, 2002 and October 16, 2003	-	$ -
Glencairn agent's options		
At October 17, 2003 (a)	481	-
Private placement (b)	1,556	648
Private placement (c)	1,352	468
At December 31, 2003	3,389	1,116
Exercise of agent's options	(933)	(388)
Expiry of agent's options (a)	(481)	-
At December 31, 2004	1,975	$ 728

a) In 2002, as part of a private placement, the Agent was granted an option to acquire 481,300 units exercisable at Cdn$0.50 per unit expiring September 5, 2004.

b) In 2003, as part of a private placement, the Agent was granted an option to acquire 1,555,556 units exercisable at Cdn$0.45 per unit expiring March 18, 2005. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.65 expiring March 18, 2005. The fair value of the units was estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	1
Risk free interest rate:	3.00%
Expected volatility:	80%
Dividend yield:	0%

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GLENCAIRN GOLD CORPORATION

c) In 2003, as part of a private placement, the Agent was granted an option to acquire 1,352,500 common shares exercisable at Cdn$0.85 per unit expiring November 26, 2005. The fair value of the units was estimated on the closing date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	1
Risk free interest rate:	3.00%
Expected volatility:	80%
Dividend yield:	0%

iv) Contributed surplus

A summary of the transactions in the contributed surplus account in 2003 and 2004 is as follows:

(in thousands)		Amount
Black Hawk contributed surplus		
At December 31, 2002 and		
October 16, 2003	$	-
Glencairn contributed surplus		
At October 17, 2003		-
Grant of stock options		1,479
At December 31, 2003		1,479
Grant of stock options		1,261
Exercise of stock options		(21)
At December 31, 2004	$	2,719

14. STOCK – BASED COMPENSATION

The Company's stock option plan is described in Note 12. The Company uses the fair value method of accounting and recognized stock option expense of $1,261,000 (2003 - $1,479,000) for its stock-based compensation plan. The policy was effective on January 1, 2003 and applied on a prospective basis.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.75%
Expected volatility:	65%
Dividend yield:	0%

15. EARNINGS PER SHARE

Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive. The average market price of the common shares traded during the year ended December 31, 2004 was Cdn$0.67 (2003 - Cdn$0.65).

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GLENCAIRN GOLD CORPORATION

16. INCOME TAXES

(a) The income taxes recovered are as follows:

	2004	2003
(in thousands)		
Current – Canada	$ -	$ -
Future – Canada	-	(400)
	$ -	$ (400)

(b) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective rate on income is as follows:

	2004	2003
Combined statutory rate	36.1%	36.6%
(in thousands)		
Expected income tax recovery at statutory rate	$ (3,102)	$ (726)
Difference in foreign tax rates	218	(1,710)
Non-recognition of benefit of losses	1,994	1,895
Non-deductible expenses		
Stock option expense	455	-
Flow-through exploration expense	435	-
Permanent differences	-	541
Income tax recovery	-	(400)
	$ -	$ (400)
Effective tax recovery rate	0.0%	20.2%

(c) The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

	Canada	Nicaragua
(in thousands)		
Expiry		
2005	$ 1,561	$ 11,199
2006	3,617	10,230
2007	4,152	5,260
2008	2,554	-
2009	2,754	-
2010	3,089	-
2014	3,053	-
	$ 20,780	$ 26,689

The potential benefit of these losses has not been recognized in the consolidated financial statements.

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GLENCAIRN GOLD CORPORATION

(d) For Canadian income tax purposes, the Company has temporary differences of $19,866,000, which do not expire and relate to mineral properties and fixed assets; the benefit of these differences has not been recognized in the consolidated financial statements as the criteria for realization has not been met.

The Company's current tax structure involves significant amounts of inter-company debt that generates interest expense and serves to reduce earnings and therefore taxes in foreign jurisdictions. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

17. SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital

(in thousands)	2004	2003
Accounts receivable and prepaids	$ (2,216)	$ (437)
Product inventory	751	(418)
Supplies inventory	(730)	62
Accounts payable and accrued liabilities	1,234	(192)
	$ (961)	$ (985)

Non-cash financing and investing activities

(in thousands)	2004	2003
Common shares issued to acquire Black Hawk Mining Inc.	$ -	$ 8,834

Operating activities included the following cash payments

(in thousands)	2004	2003
Interest paid	$ 6	$ 5

18. FINANCIAL INSTRUMENTS AND FINANCIAL RISK

The carrying value of the Company's short term financial instruments, comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature. Note receivable is a long-term financial instrument carried at face value at December 31, 2004 of $353,000 (2003 - $329,000) and secured by a pledge of 333,333 common shares of the Company. The note's fair value at December 31, 2004 was estimated to be $309,000 (2003 - $191,000). The Company expects to realize this amount from sale of the pledged shares.

The Company's potential significant financial risks are as follows:

Gold Price Risk - The profitability of the Company is directly related to the market price of gold. The Company has previously employed forward contracts and options to manage exposure to fluctuations in the gold price. No gold hedge contracts were outstanding at December 31, 2004.

Foreign Currency Risk - The functional currency of the Company is the US dollar but it also operates using the Canadian dollar, Nicaraguan Cordoba and the Costa Rican Colon, and as such may be affected by fluctuations in foreign exchange rates. Sales are denominated in US dollars, while a significant percentage of its expenses and financing are denominated in non-US dollars. The Company monitors these currencies but has not entered into derivative instruments to hedge against this risk.

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GLENCAIRN GOLD CORPORATION

Credit Risk - The Company is subject to the credit risk of its single customer and other counter parties to contracts. It monitors this risk and does not consider the likelihood of a material loss to be significant.

19. RELATED PARTY TRANSACTIONS

(a) Note receivable at December 31, 2004 and 2003 is a loan of Cdn $425,000 (2004 - $353,000, 2003 - $329,000) outstanding from a director of the Company. This loan is non-interest bearing, repayable on or before September 6, 2006 and secured by a pledge of 333,333 common shares of the Company.

(b) In October 2001, the Company engaged a subsidiary of Breakwater Resources Ltd. ("Breakwater") to provide purchasing and logistics services for the Limon Mine. At December 31, 2004, three of the directors of the Company were also directors or officers of Breakwater. Cost of sales for the year ended December 31, 2004 includes costs of $110,000 (2003 - $124,000) arising from this agreement. Included in accounts payable at December 31, 2004 is $8,000 related to these costs.

(c) On April 1, 2002, the Company engaged Breakwater as manager of the Limon Mine. The agreement was terminated on October 16, 2003. Breakwater was entitled to an annual fee of $100,000, reimbursement of certain expenses and a bonus if costs were reduced by certain amounts. Cost of sales for the year ended December 31, 2003 includes costs of $145,000 arising from this agreement.

(d) During 2004, the Company purchased materials and supplies from Breakwater for $367,000 (2003 - $396,000). Included in accounts payable at December 31, 2004 is $nil related to these purchases. The cost of these purchases are included in cost of sales or inventory.

(e) General and administrative expense for the year ended December 31, 2003 includes consulting and other fees and rent of $66,000 charged by Breakwater.

(f) On March 25, 2003, the Company purchased mining equipment from Wheaton River Minerals Ltd. ("Wheaton River") for cash of $50,000 and 600,000 common shares of the Company with a value of $200,000. A director of the Company is a director of Wheaton River.

(g) During 2003, the Company engaged Endeavour Financial Ltd. ("Endeavour") to provide assistance in arranging financing for its Bellavista Property in Costa Rica and to finance future acquisitions. A director of the Company is a director of Endeavour. A commission of $109,000 in connection with the private placement that closed on October 17, 2003 was paid to Endeavour and was included in share issue costs. A commission of $228,000 in connection with the prospectus financing that closed on March 3, 2004 was paid to Endeavour and was included in share issue costs. General and administrative expense for the year ended December 31, 2004 includes consulting fees of $45,000 (2003 - $19,000) paid to Endeavour. This contract was terminated in 2004.

(h) General and administrative expense at December 31, 2004 includes a recovery of $50,000 (2003 - $20,000) for administrative services from Patent Enforcement and Royalties Ltd. ("PEARL"). Two of the directors of PEARL are also directors of the Company. Accounts receivable at December 31, 2004 includes $70,000 related to these amounts.

(i) General and administrative expense at December 31, 2003 includes $26,000 in consulting fees paid to a corporation controlled by two directors and officers of the Company.

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GLENCAIRN GOLD CORPORATION

20. CONTINGENCIES AND COMMITMENTS

(a) The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management's estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b) The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company's financial position or its results.

(c) On May 9, 2002, the Company received a complaint from a refinery, in connection with a bankruptcy proceeding, alleging preferential distributions of gold and silver to the Company. The value of the gold and silver was estimated to be $1,283,000. In the opinion of management the complaint is without merit.

(d) In November 2004, a complaint was filed by the State of Maine against Black Hawk; Kerramerican, Inc. ("Kerramerican"), a subsidiary of Noranda Inc. ("Noranda"); and Denison Energy Inc. ("Denison Energy") in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, who was the operator and holder of remaining 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine has indicated that its objective is the additional remediation of the site. The entire cost of remediation is estimated to be $10 million at December 31, 2004.

In January 2005, Kerramerican, Keradmex, Inc., a subsidiary of Noranda, and Noranda issued a counterclaim against Black Hawk, the Company, Denison Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.

In February 2005, Kerramerican joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery by the Attorney General from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation. It is then up to the potentially responsible parties to negotiate or obtain an adjudication of their respective allocable shares of such responsibility. Glencairn believes that it is not a proper party to the action and that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican. Proceedings have been commenced in Ontario by Black Hawk to enforce the indemnity. The outcome of litigation cannot be determined at this time.

(e) In June 2004, the Company reached an agreement with the Town of Lynn Lake in Manitoba (the "Town") and the Manitoba Provincial Assessor for municipal tax arrears and penalties related to the Company's assets for the year 1997 to 2003. The Company paid Cdn$825,000 (US$610,000) to the Town in September 2004. The parties agreed to cease all ongoing legal action and the Town released a bond of Cdn$250,000, the chattel mortgage on the mill and liens on equipment (see note 21(c)).

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GLENCAIRN GOLD CORPORATION

(f) In December 2004, a subsidiary of the Company was made a party to a legal proceeding brought on by an anti-mining special interest group in Costa Rica, before the Constitutional Court of Costa Rica. The legal proceeding involves three branches of the government and alleges that there were several deficiencies in the process followed by the government in granting permits for the Bellavista Mine. The legal proceeding does not include a challenge to the exploitation concession under which the subsidiary holds its mineral rights to the Bellavista Mine. The Company has reviewed the allegations and believes that they are without legal merit and factual basis.

21. SEGMENT INFORMATION

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Project (Costa Rica) and Corporate (Canada). The Vogel Project and the Keystone Mine, which ceased operating in April 2000, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.

(i) Segment Statements of Operations (thousands of dollars)

	Year ended December 31, 2004			
	Limon Mine	Bellavista Project	Corporate	Total
Sales	$ 19,669	$ -	$ -	$ 19,669
Cost of sales	14,770	-	-	14,770
Royalties and production taxes	1,131	-	-	1,131
Depreciation and depletion	2,468	-	45	2,513
Accretion expense	132	1	142	275
Environmental remediation	(173)	-	81	(92)
	18,328	1	268	18,597
Earnings (loss) from mining operations	1,341	(1)	(268)	1,072
Expenses and other income				
General and administrative	-	-	3,978	3,978
Stock options and warrants	-	-	1,364	1,364
Exploration	3,295	-	1,303	4,598
Other (income) expenses	241	-	(515)	(274)
	3,536	-	6,130	9,666
Loss before income taxes	(2,195)	(1)	(6,398)	(8,594)
Income taxes recovered	-	-	-	-
Net loss	$ (2,195)	$ (1)	$ (6,398)	$ (8,594)

Annual Report 2004 | 39

GLENCAIRN GOLD CORPORATION

	Year ended December 31, 2003			
	Limon Mine	Bellavista Project	Corporate	Total
Sales	$ 16,182	$ -	$ -	$ 16,182
Cost of sales	11,395	-	-	11,395
Royalties and production taxes	875	-	-	875
Depreciation and depletion	1,578	-	3	1,581
Accretion expense	123	-	134	257
Environmental remediation	-	-	-	-
	13,971	-	137	14,108
Earnings (loss) from mining operations	2,211	-	(137)	2,074
Expenses and other income				
General and administrative	-	-	1,507	1,507
Stock options and warrants	-	-	1,479	1,479
Exploration	616	-	268	884
Other income	-	-	(147)	(147)
	616	-	3,107	3,723
Earnings (loss) before income taxes	1,595	-	(3,244)	(1,649)
Income taxes recovered	-	-	(400)	(400)
Net earnings (loss)	$ 1,595	$ -	$ (2,844)	$ (1,249)

The Company's gold production is currently refined in Canada. Gold sales attributed to Nicaragua above were sold from Canada to customers in the United Kingdom or the United States but, due to the liquidity of the gold market and the large numbers of potential customers world wide, future sales may not be limited to these customers.

Annual Report 2004 | 40

GLENCAIRN GOLD CORPORATION

(ii) Segment Balance Sheets

(thousands of dollars)	Year ended December 31, 2004			
	Limon Mine	Bellavista Project	Corporate	Total
Capital expenditures	$ 2,947	$ 21,028	$ 55	$ 24,030

	As at December 31, 2004			
	Limon Mine	Bellavista Project	Corporate	Total
Cash and cash equivalents	$ 2,072	$ 761	$ 10,895	$ 13,728
Other current assets	8,351	2,354	130	10,835
Property, plant and equipment	6,168	28,140	1,599	35,907
Other non-current assets	-	150	353	503
Total assets	$ 16,591	$ 31,405	$ 12,977	$ 60,973

	Year ended December 31, 2003			
	Limon Mine	Bellavista Project	Corporate	Total
Capital expenditures	$ 485	$ 615	$ 78	$ 1,178

	As at December 31, 2003			
	Limon Mine	Bellavista Project	Corporate	Total
Cash and cash equivalents	$ 610	$ 18	$ 14,275	$ 14,903
Other current assets	7,908	343	847	9,098
Property, plant and equipment	5,825	6,829	1,589	14,243
Other non-current assets	-	150	329	479
Total assets	$ 14,343	$ 7,340	$ 17,040	$ 38,723

22. SUBSEQUENT EVENTS

a.) On January 1, 2005, the Company entered into an agreement with Seymour Exploration Corp. ("Seymour") for the sale of certain mining leases and claims in the Lynn Lake area. The transaction is subject to due diligence by the purchaser and regulatory approvals. Upon closing of the transaction, Seymour will issue 1,000,000 Seymour common shares to the Company and grant a 2% net smelter royalty on production from the mining leases and claims to the Company.

b.) On January 28, 2005, the Company sold the mill at the Keystone Mine to Claude Resources Inc. ("Claude") for Cdn$100,000. Under the terms of the sale, Claude will remove all equipment from the mill site and demolish and remove the mill buildings. The gain on the sale of equipment is expected to be Cdn$100,000 and will be recorded in 2005.

Annual Report 2004 | 41

GLENCAIRN GOLD CORPORATION

c.) On March 3, 2004, the Company entered into an agreement with Lake Shore Gold Corp. ("Lake Shore") for the sale of the Vogel Property. The transaction is subject to due diligence by the purchaser and regulatory approvals. Upon closing of the transaction, Lake Shore will pay Cdn$3.0 million and issue 100,000 Lake Shore common shares to the Company. Lake Shore will make a further cash payment to the Company of Cdn$500,000 when 600,000 ounces of gold have been confirmed on the property. The estimated gain on the sale of the property is expected to be Cdn$853,000 plus the value of the Lake Shore shares on the closing date. The gain will be recorded when the transaction closes.

23. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The differences between Canadian GAAP and accounting principles generally accepted in the United States (US GAAP), insofar as they affect the Company's consolidated financial statements, relate to accounting for depreciation and depletion, intangible assets, asset retirement costs, derivative instruments, investments, measurement of acquisition costs and reporting of comprehensive income.

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	Years ended December 31	
(in thousands)	2004	2003
Net loss – Canadian GAAP	$ (8,594)	$ (1,249)
(Increased) decreased depreciation and depletion expense(d)	415	(601)
Decreased accretion expense (f)	28	-
Increased environmental mediation (f)	(282)	(386)
Unrealized net gain on derivative instruments (b)	(44)	272
Foreign exchange loss on asset retirement obligations settled	(149)	(18)
Net loss – before cumulative effect of change in asset retirement obligations accounting policy	(8,626)	(1,982)
Cumulative effect of change in asset retirement obligations accounting policy (f)	-	(1,375)
Net loss – US GAAP	$ (8,626)	$ (3,357)
Other comprehensive income:		
Realized gains on marketable securities, net of taxes (c)	(281)	-
Unrealized gains on marketable securities, net of taxes (c)	-	297
Other comprehensive income – US GAAP	(281)	297
Comprehensive loss – US GAAP	$ (8,907)	$ (3,060)
Net loss per share – basic and diluted – US GAAP		
Net loss per share – before cumulative effect of change in asset retirement obligations accounting policy	$ (0.07)	$ (0.04)
Cumulative effect per share of change in asset retirement obligations accounting policy (f)	-	(0.02)
Net loss per share – US GAAP	$ (0.07)	$ (0.06)

Annual Report 2004 | 42

GLENCAIRN GOLD CORPORATION

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	December 31, 2004			December 31, 2003		
(in thousands)	Canadian GAAP	US GAAP Adjustments	US GAAP	Canadian GAAP	US GAAP Adjustments	US GAAP
Assets						
Current						
Cash and cash equivalents	$ 13,728	$ -	$ 13,728	$ 14,903	$ -	$ 14,903
Marketable securities (c)	1	16	17	443	297	740
Accounts receivable and prepaids (b)	3,950	-	3,950	1,734	44	1,778
Product inventory	941	-	941	1,708		1,708
Supplies inventory	5,943	-	5,943	5,213	-	5,213
	24,563	16	24,579	24,001	341	24,342
Note receivable	353	-	353	329	-	329
Restricted cash	150	-	150	150	-	150
Property, plant and equipment (d) (f)	35,907	(1,331)	34,576	14,243	(1,746)	12,497
	$ 60,973	$ (1,315)	$ 59,658	$ 38,723	$ (1,405)	$ 37,318
Liabilities						
Current						
Accounts payable and accrued liabilities	$ 4,483	$ -	$ 4,483	$ 3,249	$ -	$ 3,249
Current portion of asset retirement obligations (f)	1,387	(197)	1,190	587	(107)	480
	5,870	(197)	5,673	3,836	(107)	3,729
Asset retirement obligations (f)	2,260	(38)	2,222	3,516	(531)	2,985
	8,130	(235)	7,895	7,352	(638)	6,714
Shareholders' Equity						
Warrants	7,226	-	7,226	4,009	-	4,009
Agent's options	728	-	728	1,116	-	1,116
Contributed surplus (e)	2,719	64	2,783	1,479	64	1,543
Common shares (d) (h)	52,242	33,234	85,476	26,245	33,234	59,479
Comprehensive income (c)	-	16	16	-	297	297
Deficit (i)	(10,072)	(34,394)	(44,466)	(1,478)	(34,362)	(35,840)
	52,843	(1,080)	51,763	31,371	(767)	30,604
	$ 60,973	$ (1,315)	$ 59,658	$ 38,723	$ (1,405)	$ 37,318

Annual Report 2004 | 43

GLENCAIRN GOLD CORPORATION

The following table shows the Statement of Comprehensive Income for the years ended December 31, 2004 and 2003:

(in thousands)	Years ended December 31 2004		2003
Opening balance	$ 297	$	-
Unrealized gains on marketable securities	-		297
Realized gains on marketable securities	(281)		-
Ending balance	$ 16	$	297

Notes to the differences from US accounting principles

(a) Stock-based compensation

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock Based Compensation — Transition and Disclosure" ("SFAS No. 148"). The Company is applying the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee stock options granted after December 31, 2002. For employee stock option grants accounted for under SFAS No. 123, compensation cost is measured as the fair value of the stock option at the date of grant. This compensation cost is charged to earnings over the vesting period. For stock options issued prior to January 1, 2003, the Company will continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations ("APB No. 25"). For employee stock option grants accounted for under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of grant over the exercise price of the options granted. This compensation cost, if any, is charged to earnings over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's common stock.

Stock option grant expense of $1,261,000 and $1,479,000 was recognized for the years ended December 31, 2004 and 2003, respectively.

The following reconciles net loss income to pro forma net loss as if the fair value based method of accounting for employee stock options as prescribed under the provision of SFAS No. 123 had been applied to all outstanding and unvested employee stock options, and presents reported earnings per share ("EPS") and pro forma EPS.

(in thousands)	Years ended December 31 2004		2003
Net loss, as presented	$ (8,626)	$	(3,357)
Add: Stock option grant expense, as Reported	1,261		1,479
Less: Stock option expense, pro forma	(1,265)		(1,494)
Net loss, pro forma	(8,630)		(3,372)
Loss per share, as presented Basic and diluted	$ (0.07)	$	(0.06)
Loss per share, pro forma Basic and diluted	$ (0.07)	$	(0.06)

Annual Report 2004 | 44

GLENCAIRN GOLD CORPORATION

b) Derivative instruments

Under US GAAP, all derivatives, whether designated in hedging relationships or not, are required to be recorded in the balance sheet at fair value. A derivative must be designated in a hedging relationship in order to qualify for hedge accounting. These standards include a determination of what portions of hedges are deemed to be effective versus ineffective. In general, a hedging relationship is effective when a change in the fair value of the derivative is offset by an equal and opposite change in the fair value of the underlying hedged item. In accordance with these standards, effectiveness tests are performed in order to assess effectiveness and quantify ineffectiveness for all designated hedges.

As discussed in Note 5, the Company had previously entered into gold forward contracts and put/call options. At December 31, 2002, the fair value of these contracts has been recorded in the balance sheet with the change in fair value being included in the determination of net income for the respective periods.

In August 2004, as required by Nicaraguan law, the Company entered into a one year supply contract to purchase electricity. The contract established a price for electricity, however, the Company is only obligated to pay for the electricity consumed. The Company does not consider this contract to be a derivative instrument.

From August 2001 to August 2003, as required by Nicaraguan law, the Company entered into a series of one year contracts to purchase electricity. These contracts fixed the amount of electricity to be purchased by the Company, which was based on the estimated annual power consumption required by the Company's mining operations. The contracts also fixed the price of electricity, which was indexed to the price of oil. Under these contracts, the Company was required to pay for the contracted quantity even if it was not consumed. The Company considered these contracts to be derivative instruments. The fair value of these contracts at December 31, 2004 was nil. The fair value of these contracts at December 31, 2003 was estimated to be $44,000 and was included in accounts receivable and prepaid expenses.

c) Marketable securities

Under Canadian GAAP, marketable securities are carried at the lower of cost or market. Pursuant to Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No.115) marketable securities are to be carried at market value. For investments classified as "available for sale" under SFAS No. 115, the resultant unrealized gains or losses are included in the determination of other comprehensive income. All of the Company's marketable securities held at December 31, 2004 were classified as "available for sale".

d) Depreciation and depletion

(i) Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 "Business Combinations", as interpreted, the measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

(ii) The Company has, for Canadian GAAP, calculated depreciation based on costs incurred to develop the mine site amortized into income based on the proven and probable reserves for the mine site. U.S. GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine site.

Annual Report 2004 | 45

GLENCAIRN GOLD CORPORATION

The difference in the book value of the operating mine and the change in the calculation of depreciation on costs incurred to develop the mine site resulted in a decrease of $415,000 in depreciation and depletion expenses during 2004 and an increase of $601,000 in depreciation and depletion expenses during 2003.

e) Issuance of equity instruments for payment of liabilities

In connection to a royalty agreement, prior to 2002 the Company issued shares of common stock for payment of certain royalty liabilities. As required under the agreement, these shares were issued at a discount to the then current market price. SFAS No. 123 requires that such transactions be valued at the market value of the shares issued. The difference in the valuations is recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the years ended December 31, 2004 or 2003.

f) Asset retirement obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations" (SFAS No. 143). In accordance with US GAAP, the cumulative effect for a change in accounting policy is reflected in the statement of operations in the year of adoption. The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. On adoption of SFAS No. 143, The Company recorded on the balance sheet a net increase of $291,000 in property, plant and equipment and an increase in asset retirement obligations of $1,666,000. An amount of $1,375,000 was charged to income on January 1, 2003 for the cumulative effect of this accounting change. Following the adoption of SFAS No. 143, the total amount of recognized liabilities for asset retirement obligations was $3,021,000. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company's mining properties.

Asset Retirement Obligations – US GAAP

(in thousands)	Year ended December 31 2004	Year ended December 31 2003
Balance, beginning of period	$ 3,465	$ 3,021
Liabilities incurred	284	15
Changes in cash flow estimates	37	386
Liabilities settled	(621)	(214)
Accretion expense	247	257
Balance, end of period	3,412	3,465
Less current portion	1,190	480
	$ 2,222	$ 2,985

g) Income taxes

For the years ended December 31, 2004 and 2003, no income tax benefits were recorded on the US GAAP net loss reconciling items since it is not likely that the Company will realize the benefit in future periods.

Annual Report 2004 | 46

GLENCAIRN GOLD CORPORATION

h) Common shares

(in thousands)	December 31 2004	December 31 2003
Canadian GAAP	$ 52,242	$ 26,245
Acquisition of certain mining properties (d)	4,635	4,635
Issuance of equity instruments for payment of liabilities (e)	208	208
Reversal of reduction in the paid-up share capital on the common shares of Black Hawk (Note 12)	28,391	28,391
	33,234	33,234
US GAAP	$ 85,476	$ 59,479

i) Deficit

(in thousands)	December 31 2004	December 31 2003
Canadian GAAP	$ (10,072)	$ (1,478)
Increased depreciation and depletion expense (d)	(3,637)	(4,052)
Issuance of equity instruments for payment of liabilities (e)	(208)	(208)
Issuance of equity instruments for payment of liabilities (e)	(64)	(64)
Derivative instruments (b)	-	44
Asset retirement obligations (f)	235	638
Property, plant and equipment written down	(2,329)	(2,329)
Reversal of reduction in the paid-up share capital on the common shares of Black Hawk (Note 12)	(28,391)	(28,391)
	(34,394)	(34,362)
US GAAP	$ (44,466)	$ (35,840)

j) Recently released accounting standards

In 2004, the FASB issued Statement of Financial Accounting Standard No. 151 "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 established standards for how an issuer measures fixed production costs and certain non-direct inventory costs when determining inventory costs. SFAS No. 151 is effective for financial periods beginning after November 1, 2004. The Company is currently assessing the impact on its financial statements.

Annual Report 2004 | 47

GLENCAIRN GOLD CORPORATION

In 2004, the FASB issued Statement of Financial Accounting Standard No. 153 "Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29" ("SFAS No. 153"). As SFAS No. 153 amends APB Opinions No. 29 and establishes general rules for the exchange of non-monetary assets that have no commercial value. The provisions of SFAS No. 153 are effective for non-monetary exchanges after June 15, 2005. The Company is currently assessing the impact of this standard.

In 2004, the FASB issued EITF 04-06 "Accounting for Stripping Costs Incurred during Production in the Mining Industry". The issue is how to account for stripping costs incurred during production in the mining industry. A revised pronouncement is expected on this issue. The Company is currently reviewing this issue with respect to its Bellavista Mine, which is expected to commence operations in 2005.

In 2004, the CICA issued Accounting Guideline 15 – Consolidation of variable interest entities. The purpose of the guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity in its financial statements. The guideline applies to annual and interim periods beginning on or after November 1, 2004. The Company had no unconsolidated entities at December 31, 2004; therefore, there was no impact on the consolidated financial statements upon the adoption of this standard.

Annual Report 2004 | 48

CORPORATE INFORMATION

DIRECTORS

Colin K. Benner[1,3,4]
Vancouver, British Columbia

Gordon F. Bub[1,2]
Parkville, British Columbia

Donald K. Charter[2]
Toronto, Ontario

J. John Kalmet[3,4]
Delta, British Columbia

Kerry J. Knoll
Toronto, Ontario

Patrick J. Mars[1,3]
Toronto, Ontario

Ian J. McDonald[2]
Toronto, Ontario

1 Audit Committee
2 Corporate Governance Committee
3 Compensation Committee
4 Safety and Environment Committee

OFFICERS

Ian J. McDonald
Chairman

Kerry J. Knoll
President and Chief Executive Officer

T. Derek Price
Vice-President Finance and Chief Financial Officer

Kevin C. Drover
Chief Operating Officer

Dunham L. Craig
Vice-President Corporate Development

Peter N. Tredger
Executive Vice-President

Michael B. Gareau
Vice-President Exploration

Paul Caldwell
Controller

Lorna D. MacGillivray
Corporate Secretary and General Counsel

HEAD OFFICE

Phone 416-860-0919
Toll Free 800-509-3331
Fax 416-367-0182
info@glencairngold.com
www.glencairngold.com

STOCK EXCHANGE LISTINGS

Common Shares
Toronto Stock Exchange: GGG
American Stock Exchange: GLE

Warrants
Toronto Stock Exchange: GGG.WT

TRANSFER AGENT

Equity Transfer Services Inc.
420-120 Adelaide St. West
Toronto, Ontario
M5H 4G3

Phone 416-361-0930
Fax 416-361-0470

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Ontario

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
Toronto, Ontario

This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Glencairn Gold Corporation's current Annual Information Form. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of Glencairn. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Glencairn undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

Design: Macrae Design Inc.

GLENCAIRN
GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, Ontario M5C 1H6
www.glencairngold.com

EXHIBIT 2

GLENCAIRN GOLD CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of Glencairn Gold Corporation (the “Company”) will be held at The National Club, Howland Room, 303 Bay Street, Toronto, Ontario, on Tuesday, May 10, 2005 at 4:00 p.m. (Toronto time), for the following purposes:

1.	To receive and consider the annual report of management to the shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2004 and the report of the auditors thereon;

2.	To elect directors of the Company for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration;

4.	To consider and, if deemed appropriate, to pass, with or without variation, a resolution authorizing an increase in the maximum number of Common Shares of the Company that may be issued and reserved for issuance pursuant to the Company’s Stock Option Plan;

5.	To consider and, if deemed appropriate, to pass, with or without variation, a special resolution authorizing the filing of Articles of Continuance under the Canada Business Corporations Act; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, a form of proxy, a supplemental mailing list return card and the Company’s 2004 Annual Report. Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has fixed the close of business on March 29, 2005 as the record date, being the date for the determination of the registered holders of Common Shares entitled to receive notice of the Meeting and any adjournment thereof. The board of directors of the Company has fixed 4:00 p.m. (Toronto time) on May 6, 2005 or 48 hours (excluding Saturdays and holidays) before any adjournments thereof as the time before which proxies to be used or acted upon at the Meeting or any or adjournments thereof shall be deposited with the Company’s transfer agent.

DATED at Toronto, Ontario this 5th day of April, 2005.

By Order of the Board of Directors /s/ Lorna D. MacGillivray Lorna D. MacGillivray Corporate Secretary and General Counsel

EXHIBIT 3

GLENCAIRN GOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation of proxies by the management of Glencairn Gold Corporation (the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The cost of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 29, 2005 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 6, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this management information circular is as of April 5, 2005. This management information circular contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 6, 2005, or no later than 48 hours (excluding Saturdays and holidays) before the time of any adjourned Meeting.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (6 Adelaide Street East, Suite 500, Toronto, Ontario M5C 1H6; Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this management information circular, the form of proxy and the supplemental mailing list return card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)	nbsp; be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 4C3.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

Directors and executive officers of the Company have an interest in the resolution concerning the amendment to the Company’s share option plan as such persons are eligible to be granted options under the plan.

Voting Securities and Principal Holders Thereof

As of April 5, 2005, 155,240,531 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at March 29, 2005. In accordance with the provisions of the Business Corporations Act (Ontario) (the “OBCA”), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting, except to the extent that (a) the shareholder has transferred any of his or her shares after the record date, and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns such shares and demands not later than ten days prior to the Meeting that his or her name be included in the list before the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long term compensation for services rendered to the Company and its subsidiaries for the financial years ended December 31, 2004, 2003 and 2002 in respect of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer of the Company and the Company’s three most highly compensated executive officers other than the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer who received salary or bonuses from the Company aggregating in excess of $150,000 for the financial year ended December 31, 2004 (the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation				Long-Term Compensation

						Awards		Payouts

Name and Principal Position	Year	Salary $		Bonus $	Other Annual Compensation $	Securities Under Options Granted #	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts ($)	All Other Compensation(6) ($)

Kerry J. Knoll	2004	220,000		20,000	Nil	500,000	Nil	Nil	Nil
President and Chief	2003	134,583	(1)	Nil	Nil	700,000(5)	Nil	Nil	Nil
Executive Officer	2002	59,167	(2)	Nil	Nil	Nil	Nil	Nil	Nil

Ian J. McDonald	2004	160,000		20,000	Nil	400,000	Nil	Nil	Nil
Chairman	2003	105,833	(1)	Nil	Nil	500,000(5)	Nil	Nil	Nil
	2002	Nil		Nil	Nil	Nil	Nil	Nil	Nil

Kevin C. Drover	2004	183,333	(3)	22,500	Nil	900,000	Nil	Nil	Nil
Chief Operating	2003	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Officer	2002	N/A		N/A	N/A	N/A	N/A	N/A	N/A

T. Derek Price	2004	185,000		15,000	Nil	300,000	Nil	Nil	Nil
Vice President,	2003	29,290	(4)	Nil	Nil	400,000	Nil	Nil	Nil
Finance and Chief	2002	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Financial Officer

Dunham Craig	2004	150,000		22,500	Nil	200,000	Nil	Nil	Nil
Vice President,	2003	90,625		Nil	Nil	Nil	Nil	Nil	Nil
Corporate Development	2002	27,250		Nil	Nil	400,000	Nil	Nil	Nil

_________________

(1)	Includes amounts paid to a management company in which Messrs. Knoll and McDonald have an interest.
(2)	Paid to a management company in which Mr. Knoll has an interest.
(3)	Represents salary from February 1, 2004.
(4)	Represents salary from October 1, 2003.
(5)	Includes options in respect of 200,000 Common Shares, of which 100,000 vested on December 31, 2004 and 100,000 vest on December 31, 2005.
(6)	Perquisites and other personal benefits for the Named Executive Officers did not exceed the lesser of $50,000 and 10% of total annual salary and bonus.
(7)	All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referenced to as "United States dollars" or "US$".

Stock Options

The following table provides details of stock options granted to the Named Executive Officers during the financial year ended December 31, 2004 pursuant to the Company’s amended and restated stock option plan (the “Stock Option Plan”).

Name	Securities Under Options Granted (#)		% of Total Options Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Kerry J. Knoll	500,000	(2)	9.4%	0.55	0.55	August 17, 2009

Ian J. McDonald	400,000	(2)	7.5%	0.55	0.55	August 17, 2009

Kevin C. Drover	500,000		9.4%	0.95	0.95	February 6, 2009
	400,000		7.5%	0.55	0.55	August 17, 2009

T. Derek Price	100,000		1.9%	0.95	0.95	February 6, 2009
	200,000		3.7%	0.55	0.55	August 17, 2009

Dunham Craig	200,000		3.7%	0.55	0.55	August 17, 2009

_________________

(1)	Based on the total number of options granted to employees of the Company and its subsidiaries pursuant to the Stock Option Plan during the financial year ended December 31, 2004 of 5,335,000.

Options Exercised and Number of Options Outstanding

The following table sets forth certain information regarding all exercises of options granted under the Stock Option Plan during the financial year ended December 31, 2004 by the Named Executive Officers and the value as at December 31, 2004 of unexercised options of the Named Executive Officers on an aggregate basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Underexercised Options at December 31, 2004		Value of Unexercised In- the-Money Options at December 31, 2004(1)
	#	#	Exercisable #	Unexercisable #	Exercisable $	Unexercisable $

Kerry J. Knoll	Nil	Nil	1,500,000	100,000	100,000	Nil

Ian J. McDonald	Nil	Nil	1,200,000	100,000	100,000	Nil

Kevin C. Drover	Nil	Nil	900,000	Nil	Nil	Nil

T. Derek Price	Nil	Nil	700,000	Nil	Nil	Nil

Dunham Craig	Nil	Nil	600,000	Nil	20,000	Nil

_________________

(1)	Based on the closing price of the Common Shares on the Toronto Stock Exchange ("TSX") on December 31, 2004 of $0.55.

Equity Compensation Plan Information

The following table provides details of the Corporation's Equity Compensation Plans at December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans	12,484,665	(1)	$0.73	1,040,931
approved by securityholders

Equity compensation plans not	Nil		Nil	Nil
approved by securityholders

Total	12,484,665		$0.73	1,040,931

(1)	Includes 996,667 shares reserved for issuance to holders of options outstanding under the Black Hawk Share Option Plan (the "Black Hawk Plan") in October 2003 at the time of the business combination with Black Hawk Mining Inc. ("Black Hawk"), which were previously approved by the shareholders of Black Hawk.

Glencairn Stock Option Plan

The Stock Option Plan, as amended and restated effective June 8, 2004, is designed to provide a long term incentive to eligible participants, comprised of employees, officers, directors and consultants. On June 7, 2004, the shareholders of the Company approved an amendment to the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance to 12,671,931. Following this increase, the maximum number of Common Shares issued and reserved for issuance pursuant to the Stock Option Plan was set at 12,881,931. Together with the 921,667 Common Shares reserved for issuance upon exercise of options outstanding on April 5, 2005 under the Black Hawk Plan described below, 13,803,598 Common Shares were issued and reserved for issuance pursuant to options outstanding under both compensation plans, representing approximately 8.9% of the Company’s issued and outstanding Common Shares on April 5, 2005.

Options to purchase an aggregate of 11,608,000 Common Shares are currently outstanding under the Stock Option Plan, representing approximately 7.5% of the Company’s issued and outstanding Common Shares. This leaves 920,931 Common Shares, representing approximately 0.6% of the Company’s issued and outstanding Common Shares, available for issuance under the Stock Option Plan. During the year ended December 31, 2004, 143,000 Common Shares were issued upon exercise of options granted under the Stock Option Plan.

The Stock Option Plan currently provides that no one optionee shall be granted an option which exceeds 5% of the Common Shares outstanding at the time of grant (on a non-diluted basis). Any Common Shares subject to a share option which for any reason is cancelled or terminated without having been exercised is again available for grant under the Stock Option Plan.

Under the current terms of the Stock Option Plan, options granted under the Stock Option Plan have an exercise price of not less than the average of the high and the low trading price of the Common Shares on the TSX on the day on which the option is granted and are exercisable for a period not to exceed five years. The vesting of stock options is at the discretion of the Board. As set out above, Messrs. Knoll and McDonald each hold 100,000 options, granted in October 2003, which vest on December 31, 2005. Options granted under the Stock Option Plan are not transferable or assignable and terminate: (i) on the date of termination of the optionee’s employment or upon ceasing to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death, subject to the discretion of the administrator of the Stock Option Plan to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Company; (ii) within a period of six months following the death of an optionee; or (iii) within a period of three months following the termination of the optionee’s employment by permanent disability or retirement. The Stock Option Plan does not provide for the granting of stock appreciation rights.

The Board and/or the Compensation Committee of the Board, reserves the right to amend, modify or terminate the Stock Option Plan at any time provided that this right cannot, without the consent of the optionee, adversely affect the optionee’s rights under any option previously granted under the Stock Option Plan. The Stock Option Plan is subject to the rules of any stock exchange on which the Common Shares are listed.

Black Hawk Plan

In October 2003, as part of the business combination with Black Hawk, options outstanding under the Black Hawk Plan became exercisable into Common Shares. The options continued to be subject to the terms and conditions of the Black Hawk Plan. Options held by directors, officers and employees of Black Hawk who did not become directors, officers or employees of the Company continued to be exercisable for the original terms. No additional options may be granted under the Black Hawk Plan. Options under the Black Hawk Plan terminate 90 days after termination of the optionee’s position with the Company. Currently, there are 921,667 Common Shares reserved for issuance upon exercise of options that remain outstanding under the Black Hawk Plan, representing approximately 0.6% of the Company’s issued and outstanding Common Shares.

Termination of Employment, Change in Responsibilities and Employment Contracts

In August 2004, the Company entered into severance agreements with Messrs. Knoll, McDonald and Drover which provide that upon termination following a change of control, the employee will be entitled to 24 months’ salary and benefits (excluding bonus) (the “Severance Amount”) if his employment is terminated other than for cause or disability. Under the agreements, the employee also has the right, for 12 months following a change of control, to terminate his employment and receive the Severance Amount. The agreements also provide that in the event of resignation or termination following a change of control, options held will vest and will remain exercisable until the expiry of their original terms. “Change of control” is defined as a change of four or more of the directors of the Company unless approved by a majority of the Board or any acquisition of 50% or more of the Common Shares, or voting rights in respect thereof, by any person or company which is accompanied by a request by that person for representation on the Board and which is not approved by a majority of the directors of the Company.

In August 2003, the Company entered into an employment agreement with Mr. Price as Vice President, Finance and Chief Financial Officer. The agreement stipulates, among other things, an initial base salary of $185,000 per annum, reviewable annually, and provides that in the event that Mr. Price’s employment is terminated, he will be entitled to 24 months’ salary and certain benefits for up to 26 months (the “Termination Compensation”). In the event of a change of control, as defined below, Mr. Price will be entitled to resign within 120 days thereof and be paid the Termination Compensation. The agreement also provides that in the event of resignation or termination other than for cause, options held by Mr. Price will vest and will remain exercisable for 26 months after resignation or termination. Under Mr. Price’s agreement, a “change of control” is defined as less than 50% of the Board being Continuing Directors (as defined below) or the acquisition of 40% or more of the Common Shares, or voting rights in respect thereof, by any person or company including a person with whom such person is acting jointly. “Continuing Director” means either an individual who was a director following the business combination with Black Hawk in October 2003 or who subsequently becomes a director with the agreement of at least a majority of the Continuing Directors who are directors at the that time.

Composition of the Compensation Committee

The Compensation Committee is currently comprised of three directors who are neither officers nor employees of the Company or any of its subsidiaries. At December 31, 2004, the members of the Compensation Committee were John Kalmet (Chairman), Colin Benner and Patrick Mars. The interest of Mr. Benner in material transactions is set out under the section entitled “Interest of Informed Persons in Material Transactions” on page 11 of this management information circular.

Report on Executive Compensation

When determining the compensation of the Company’s executive officers, including the Named Executive Officers, the Compensation Committee considers the objectives of: (i) recruiting and retaining the executives and senior management critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of the following four components:

(a)	base salary;
(b)	bonus; and

(c)	long-term incentive in the form of stock options granted in accordance with the Stock Option Plan.

The current salary levels were set in October 2003 following the business combination with Black Hawk, when the Compensation Committee met and reviewed and adjusted compensation, as recommended by management, including salaries and/or stock options of officers, directors and employees of the Company. The Compensation Committee also took into account contractual obligations with certain senior employees. The compensation of each officer and employee was compared to other positions within the Company and with comparable positions in peer group companies in the mining industry. The Compensation Committee found that the compensation recommended by management, while competitive, was slightly lower than the average for peer group companies. The Compensation Committee approved the recommended compensation, finding the level of compensation appropriate for the Company’s stage of development.

Given that stage of development, there was no general salary review in 2004; however, the Compensation Committee reviewed the level of stock options and granted additional stock options in August 2004. In February 2004, stock options were granted to Mr. Drover when he joined the Company and additional stock options were granted to Mr. Price. The Compensation Committee also met in December 2004 and reviewed salary levels in considering the level of bonuses to be granted. Bonuses were granted based on a combination of a percent of salary, this percentage reflecting the Company’s operating and financial performance, adjusted to reflect the individual’s contribution to the achievement of the Company’s goals, particularly the progress made on the construction of the Company’s Bellavista Mine in Costa Rica, its financing and the operating improvements and exploration results achieved at the Limon Mine in Nicaragua.

Base Salary

The base salary of each particular executive officer is determined by an assessment by the Board of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Bonus

Bonuses are performance based short-term financial incentives. Bonuses are based on certain indicators such as personal performance, team performance and/or corporate financial performance. In 2004, cash bonuses were based on a percentage of salary, adjusted to reflect the individual’s contribution to the Company.

Long-Term Incentive

The Company provides a long-term incentive by granting options to executive officers through the Stock Option Plan. The options granted permit executives to acquire Common Shares at an exercise price equal to the closing market price of such shares under option on the trading day immediately preceding the date on which the option was granted. The objective of granting options is to encourage executives to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive to consider the long-term interests of the Company and its shareholders.

Compensation of Chief Executive Officer

The Compensation Committee presents its recommendations to the Board with respect to the Chief Executive Officer’s compensation. The components of the Chief Executive Officer’s compensation are the same as those which apply to the other senior executive officers of the Company, namely base salary, bonus and long-term incentives in the form of stock options. Given the Company’s stage of development and reflecting the fact that the Bellavista Mine was not yet in production, the greatest emphasis was placed on the stock option component and the Chief Executive’s salary was not adjusted in 2004. In setting the Chief Executive Officer’s salary in October 2003, the Compensation Committee reviewed salaries paid to other senior officers in the Company, salaries paid to other chief executive officers based on an industry wide survey and the Chief Executive Officer’s impact on the achievement of the Company’s objectives. In August 2004, the Compensation Committee recommended the grant of an additional 500,000 stock options to the Chief Executive Officer to reflect his responsibility for the success of the Company. In December 2004, the Compensation Committee granted a bonus of $20,000 to the Chief Executive Officer, such amount having been slightly reduced at the request of the Chief Executive Officer to acknowledge the contribution of senior operations management in 2004.

The foregoing report has been submitted by:	John Kalmet (Chairman) Colin Benner Patrick Mars

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for Cdn$100 invested in Common Shares on December 31, 1999 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Composite Index Gold (Sub Industry) for the five most recently completed financial years of the Company, assuming the reinvestment of all dividends.

The dollar amounts indicated in the graph above and in the chart below are as of December 31 in each of the years 1999 through 2004.

	1999	2000	2001	2002	2003	2004
Glencairn Gold Corporation*	100.00	125.00	275.00	812.50	1,312.50	687.50
S&P/TSX Composite Index	100.00	106.18	91.38	78.62	97.71	109.90
S&P/TSX Composite Index Gold (Sub Industry)	100.00	88.14	107.01	133.60	154.68	141.65

_________________

* Based on the trading prices for the Common Shares on the TSX from October 24, 2003 and on the TSX Venture Exchange prior to that date.

Compensation of Directors

Other than benefits that may be realized from options to purchase Common Shares and $4,000 of consulting fees paid to Mr. Kalmet for services provided in respect of the Company’s mining operations, the directors of the Company were not compensated by the Company or its subsidiaries for services rendered as directors or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2004.

The following table sets forth certain information regarding options granted under the Stock Option Plan to the directors of the Company, other than Messrs. Knoll and McDonald, during the financial year ended December 31, 2004.

Name	Securities under Options Granted	Exercise Price ($/security)	Expiration Date
Colin Benner	60,000/125,000	0.69/0.55	May 28, 2009/August 17, 2009
John D. Bracale	60,000/100,000	0.69/0.55	August 17, 2009
Gordon Bub	60,000/100,000	0.69/0.55	August 17, 2009
Donald K. Charter	60,000/100,000	0.69/0.55	August 17, 2009
John Kalmet	60,000/125,000	0.69/0.55	August 17, 2009
Patrick Mars	125,000/125,000	0.69/0.55	August 17, 2009
Total	1,100,000

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or any subsidiary. The following are particulars of such insurance:

(a)	the total amount of insurance was $10 million in 2004 and was increased to US$10 million in January 2005;
(b)	the premium expense for the financial year ended December 31, 2004 was $60,000. The premium expense for 2005 is US$87,338. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and
(c)	the policy provides for deductibles as follows:
(i)	with respect to the directors and officers there is no deductible applicable; and
(ii)	with respect to reimbursement of the Company there is a deductible of $100,000 per claim.

Statement of Corporate Governance Practices

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders and have been enhancing the Company’s corporate governance practices during 2004. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Canadian securities regulators are currently engaged in a review of the corporate governance standards applicable to Canadian public companies. In 2004, a number of proposed Multilateral Instruments and National Instruments and Policies were published for comment. In October 2004, the Canadian Securities Administrators published National Instrument 58-101 Disclosure of Corporate Governance (the “Instrument”) and National Policy 58-102 Corporate Governance Guidelines (the “Policy”). The Instrument and the Policy are expected to be effective and apply to disclosure in circulars which are filed following financial years ending on or after June 30, 2005. Once effective, the Instrument and the Policy will replace the Corporate Governance Policy of the TSX. During the transition period, the Company is disclosing its corporate governance practices against the current TSX guidelines contained in Part IV, Sections 472-475 of the TSX Company Manual (the “Manual”). The Company is reviewing the Instrument and the Policy and is reviewing and considering the adoption of a number of practices to bring its corporate governance practices in line with the recommended standards set out in the Instrument and the Policy.

Following the completion of the business combination with Black Hawk in October 2003 and the release of the initial Proposed Multilateral Instrument 58-101 in early 2004, the Company reviewed its governance policies and procedures compared to current and proposed standards, and reviewed and implemented a number of policies and charters in order to bring its practices up to the standards set out in that proposal. In early 2004, the Board and the Audit Committee approved an Audit Committee Charter. During 2004, the Board, following review and recommendation by the Corporate Governance Committee, approved a Code of Business Conduct and Ethics, a Whistleblower Policy, a Timely Disclosure, Confidentiality and Insider Trading Policy and a Charter for each of the Board and the Safety and Environment, Compensation and Corporate Governance Committees. The Timely Disclosure, Confidentiality and Insider Trading Policy has been circulated to all employees of the Company and a Receipt and Acknowledgment has been signed by the officers and senior managers of the Company. The Code of Business Conduct and Ethics and the Whistleblower Policy have also been circulated to all employees of the Company and are being translated into Spanish and posted at the Company’s sites. Informational meetings were held at the operating sites to communicate the importance of compliance with these policies and code.

The Company’s disclosure addressing each of the TSX’s current corporate governance guidelines is attached as Schedule “A” to this management information circular. Supplementary disclosure regarding the Company’s adoption or planned adoption of practices set out in the Instrument have been added to the disclosure in Schedule “A”. This disclosure statement, including Schedule “A”, has been approved by the Board.

Audit Committee

Information regarding the Company’s Audit Committee is contained in the Company’s annual information form dated March 29, 2005 under the heading “Audit Committee Information and Charter” and a copy of the Audit Committee Charter is attached to the annual information form as Schedule “A”. The Company’s annual information form is available on SEDAR at www.sedar.com.

Indebtedness of Directors and Executive Officers

The following table provides details regarding the aggregate indebtedness of directors, executive officers and employees of the Company or any of its subsidiaries and formers directors, executive officers and employees of the Company or any of its subsidiaries outstanding to the Company or any of its subsidiaries at April 5, 2005.

Aggregate Indebtedness ($)

Purpose	To the Company or its Subsidiaries	To Another Entity

Share purchases	$425,000	Nil

Other	Nil	Nil

The following table provides details regarding the indebtedness of directors and executive officers of the Company and former directors and executive officers of the Company during the financial year ended December 31, 2004 and as at the date hereof. The aggregate indebtedness to the Company or any of its subsidiaries as at the date hereof is $425,000.

Indebtedness of Directors and Executive Officers under Securities Purchase Programs

Name and Principal Position	Involvement of the Company or Subsidiary	Largest Amount Outstanding During 2004 ($)	Amount Outstanding as at April 5, 2004 ($)	Financially Assisted Securities Purchases During 2004	Security for Indebtedness	Amount Forgiven During 2004

Gordon F. Bub	Lender (1)	425,000	425,000	Nil	333,333 Common Shares	Nil
Director

_________________

(1)	This loan was made in 1990 and 1995 and was amended in 2001 by Black Hawk.

The loan is evidenced by a promissory note in the principal amount of $425,000 and is non-interest bearing until default, at which time the entire principal amount becomes due and payable and earns interest at a rate per annum equal to the prime rate of interest charged by a Canadian chartered bank. Mr. Bub used the proceeds of this loan to purchase Black Hawk common shares and has pledged 1,000,000 Black Hawk common shares (now 333,333 Common Shares) as security for this loan. The loan must be repaid within five business days after September 6, 2006, provided that earlier repayment may be triggered by the resignation or termination of Mr. Bub as a director of the Company or an affiliate thereof. The Company may extend the repayment date. Mr. Bub is permitted to dispose of the securities pledged as security for the loan in certain circumstances and upon the repayment of all or a portion of the loan. Mr. Bub is entitled to set off any amount owing to the Company against any amounts which Mr. Bub may be owed by the Company. The sole recourse of the Company in respect of the loan is to the securities pledged as security for the loan.

Effective July 30, 2002, Section 402 of the United States Sarbanes-Oxley Act of 2002 precludes the Company from directly or indirectly, including through a subsidiary, extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any director or executive officer of such companies. The prohibition on personal loans to executive officers does not apply to loans outstanding on July 30, 2002 provided there is no material modification of any term of such indebtedness or any renewal of such indebtedness after July 30, 2002. The Company does not extend credit to any of its current directors or executive officers.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this management information circular, since the commencement of the Company’s last completed financial year, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

In October 2001, the Company’s subsidiary, Black Hawk, engaged a subsidiary of Breakwater Resources Ltd. (“Breakwater”) to provide purchasing and logistics services for the Company’s Limon mine in Nicaragua (the “Limon Mine”). In 2004, this agreement was amended to include the Bellavista mine in Costa Rica (the Bellavista Mine”). During 2004, Messrs. Benner, Bracale, Bub and Charter, directors of the Company, were also directors and/or officers of Breakwater. Fees of US$124,000 were paid during the financial year ended December 31, 2004 under this agreement. During 2004, Black Hawk also purchased materials and supplies from Breakwater for US$367,000.

During 2004, the Company provided management and administrative services and office space to Patent Enforcement and Royalties Ltd. At December 31, 2004, the Company was owed US$70,000 for such services, including rent. Messrs. Knoll, McDonald and Price are also directors and/or officers of Patent Enforcement and Royalties Ltd.

Election of Directors

The Company’s Articles of Incorporation and the OBCA provide that the Board consists of a minimum of three (3) and a maximum of ten (10) directors. The Board currently consists of seven (7) directors. At the Meeting, the seven (7) persons named hereunder will be proposed for election as directors of the Company. Mr. Colin K. Benner who has served as a director of the Company since October 17, 2003 is not standing for re-election and Mr. Ronald P. Gagel is nominated for election. Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s By-Laws.

The following table sets forth the name, municipality of residence, principal occupation or employment, date they first became a director of the Company and number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for election as a director of the Company. The statement as to the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned and is as at April 5, 2005.

Name and Province/State and Country of Residence	Principal Occupation or Employment and Directorships	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised
Gordon F. Bub(1)(2)	President and Chief	October 17, 2003	958,826(5)
British Columbia, Canada	Executive Officer of Gold
Hawk Resources Inc.;
Director of Western Canadian
Coal Corp.

Donald K. Charter(2)	Chairman, President and	October 17, 2003	Nil (6)
Ontario, Canada	Chief Executive Officer of
Dundee Securities
Corporation and Dundee
Private Investors Inc.;
Executive Vice President of
Dundee Wealth Management
Inc. and Dundee Corporation;
Director of Breakwater
Resources Ltd., Eurogas
Corporation, IAMGold
Corporation and Great Plains
Exploration Inc.

Ronald P. Gagel	Chartered Accountant;	Nominee	Nil
Ontario, Canada	Director of FNX Mining
Company Inc.

Name and Province/State and Country of Residence	Principal Occupation or Employment and Directorships	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised

John Kalmet(3)(4)	Mining Engineer; Director of	March 21, 2002	180,000(7)
British Columbia, Canada	Kimber Resources Inc. and
North American Tungsten
Corporation Ltd.

Kerry J. Knoll	President and Chief	April 22, 1987	2,067,224(8)
Ontario, Canada	Executive Officer of the
Company; Director of Patent
Enforcement and Royalties
Ltd. and Seymour Exploration
Corp.

Patrick J. Mars(1)(3)	Business Consultant;	September 26, 2002	40,000(9)
Ontario, Canada	Director of Yamana Gold
Inc., First Point Minerals
Corporation, Carpathian Gold
Inc., Endeavour Mining
Capital Corporation,
Manicouagan Minerals Inc.
and Sage Gold Inc.

Ian J. McDonald(2)	Chairman of the Company;	June 18, 1992	1,430,574(10)
Ontario, Canada	Chairman and Chief Executive
Officer of Patent
Enforcement and Royalties
Ltd.; Director of Wheaton
River Minerals Ltd., Alpha
One Corporation and Intrepid
Minerals Corporation

_________________

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Safety and Environment Committee.
(5)	Includes 110,000 Common Shares owned by Mr. Bub's daughter over which Mr. Bub exercises direction. Mr. Bub also holds options to acquire 460,667 Common Shares at prices ranging from $0.48 to $0.95 per share and warrants to acquire 33,333 Common Shares at $0.65 per share.
(6)	Mr. Charter holds options to acquire 460,000 Common Shares at prices ranging from $0.29 to $0.95 per share.
(7)	Mr. Kalmet also holds options to acquire 535,000 Common Shares at prices ranging from $0.44 to $0.95 per share and warrants to acquire 50,000 Common Shares at prices ranging from $0.65 to $01.25 per share.
(8)	Mr. Knoll also holds options to acquire 1,600,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 95,556 Common Shares at prices ranging from $0.65 to $01.25 per share.
(9)	Mr. Mars also holds options to acquire 600,000 Common Shares at prices ranging from $0.50 to $0.95 per share.
(10)	Mr. McDonald also holds options to acquire 1,300,000 Common Shares at prices ranging from $0.30 to $0.95 per share and warrants to acquire 104,445 Common Shares at prices ranging from $0.65 to $01.25 per share.

Each of the foregoing individuals has held his present principal occupation or other office or position with the same firm set opposite his name for the past five years, except for: Mr. Bub who, prior to November 2003 was a self-employed Consultant and prior to November 2001, was Chairman and Chief Executive Officer of Breakwater Resources Ltd.; Mr. Gagel who, from 1988 to 2004 was with Aur Resources Inc., initially as Director of Corporate Finance and from 1999 to 2004 as Vice-President and Chief Financial Officer; Mr. Kalmet who, from February 1996 to October 2001, was President of Wheaton River Minerals Ltd.; Mr. Knoll who held various positions with the Company including Co-Chairman and President of the Company until May 22, 2002 and prior thereto, from 1991 to October 2001, held various positions with Wheaton River Minerals Ltd., including President and Vice President, Investor Relations; Mr. Mars who, from January 1999 to May 2001, was Chairman and Director of First Marathon Securities (UK) Ltd./NBC Financial (UK); and Mr. McDonald who, from 1990 to October 2001, was Chief Executive Officer of Wheaton River Minerals Ltd.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Patrick Mars who was President and Chief Executive Officer of a mining company when it made a voluntary arrangement with creditors in 1998.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP, Chartered Accountants, were first appointed as auditors of the Company on December 1, 2003.

Amendments to Stock Option Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Stock Option Plan. The terms of the Stock Option Plan are summarized under the heading Equity Compensation Plan Information above. A copy of the Stock Option Plan, amended as described below, is attached as Schedule “B” to this management information circular.

The specific amendments to the Stock Option Plan in respect of which the Board is seeking shareholder approval are set forth below.

Change to Fixed Percentage of Common Shares under the Stock Option Plan. Shareholders will be asked to consider an amendment to section 3 of the Stock Option Plan to change the maximum number of Common Shares that may be reserved for issuance upon the exercise of options granted under the Stock Option Plan from 12,881,931 to 10% of the number of Common Shares outstanding as at the date of grant of options under the Stock Option Plan and all other security based compensation plans of the Company.

Stock option grants are a critical element of the Company’s compensation policy and enable the Company to attract and retain talented people in a competitive global environment. If the Company is not successful in attracting and retaining talented individuals, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected. In light of the above, the Board has proposed to amend the Stock Option Plan by changing the maximum number of Common Shares that may be issued and reserved for issuance upon exercise of options granted under the Stock Option Plan and all other security based compensation plans from a fixed number (12,881,931) to a fixed percentage (10% of the number of Common Shares outstanding as at the date of grant of options under the Stock Option Plan and all other security based compensation plans of the Company) which may be reserved for issuance. Management of the Company believes that the proposed fixed percentage of the number of Common Shares issuable under the Stock Option Plan is within a competitive range in its industry.

Amendment to subparagraph 5(a) of the Stock Option Plan. Shareholders will be asked to consider an amendment to subparagraph 5(a) of the Stock Option Plan to add the following:

“The number of shares subject to an Option shall be determined from time to time by the Administrator; but the maximum number of shares which may be reserved for issuance and the maximum number of Options which may be granted within any one year period to Insiders (as such term is defined under Section 1(1) of the Securities Act (Ontario)), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and an associate (as such term is defined under Section 1(1) of the Securities Act

(Ontario)), of any person who is an Insider) under the Plan and under any other share compensation arrangements shall be 10% of the issued and outstanding common shares of the Company (on a non-diluted basis) …"

The foregoing provisions are being added in order to bring the Stock Option Plan into alignment with the new rules of the TSX provided for in section 613 of the revised TSX Manual in order that disinterested shareholder approval will not be required in respect of the Stock Option Plan and any and all amendments thereto.

Change to Definition of “Market Price”. Shareholders will be asked to consider an amendment to subparagraph 5(b) of the Stock Option Plan to replace the definition of “fair market value” with the definition of “market price” in connection with determining the Option Price (as defined under the Stock Option Plan) by reference to “the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the Option is granted,…” instead of “the average between the highest and lowest prices at which the Company’s common shares are traded on the day the Option is granted,…"

Addition of Vesting Provision. Shareholders will be asked to consider the addition of subparagraph 5(e) to the Stock Option Plan to provide that the Administrator (as defined under the Stock Option Plan) may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

Changes to Plan Amendment Provisions. Section 10 of the Stock Option Plan currently provides as follows:

“10. AMENDMENT AND DISCONTINUANCE OF PLAN: The Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.”

Shareholders will be asked to consider an amendment to delete the current provisions of Section 10 of the Stock Option Plan and replace them with the following:

“10. AMENDMENT AND DISCONTINUANCE OF PLAN: Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 10(a) and (b) below, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

(a) The Board of Directors may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

(vii)	a discontinuance of the Plan; and

(viii)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

(b) The Board of Directors may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 10(a) above including, without limitation:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

(c) Notwithstanding the provisions of subparagraph 10(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 10(b), to the extent such approval is required by any applicable laws or regulations.”

As a result of its new rules, the TSX now strongly urges issuers to specifically set forth the levels of approval required for any and all amendments to security based compensation plans. By changing the amendment provisions of the Stock Option Plan in the foregoing manner the Company will be bringing the Stock Option Plan into alignment with the new rules of the TSX provided for in section 613 of the revised TSX Manual.

The Stock Option Plan does not contemplate and it is not proposed that any financial assistance be provided to participants in the Stock Option Plan by the Company to facilitate the purchase of Common Shares under the Stock Option Plan. All other provisions of the Stock Option Plan will remain in full force and effect. The Company’s only other compensation plan is the Black Hawk Plan and no further options will be granted thereunder.

The Board has approved the foregoing amendments to the Stock Option Plan, subject to shareholder and stock exchange approvals, and recommends that shareholders vote for the adoption of the resolution to make the foregoing amendments to the Stock Option Plan. In order to be effective, the proposed resolution approving the amended Stock Option Plan must be passed by a simple majority of the votes cast by the shareholders of the Company who vote in respect of such resolution. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for this ordinary resolution.

The text of the resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	The Company’s Stock Option Plan be and is hereby amended as set forth in the Company’s management information circular dated April 5, 2005; and

2.	any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other deeds, documents, instruments and assurances, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer of the Company may be necessary or desirable to carry out the intent of the foregoing resolution.”

Amendment of Articles – Continuance under the Canada Business Corporations Act

The Company is a corporation incorporated under the OBCA. Management wishes to effect the continuance (the “Continuance”) of the Company from the Province of Ontario to Canada. As a result of the Continuance, the corporate legislation that governs the Company will cease to be the OBCA, and the Company will be governed by the Canada Business Corporations Act (the “CBCA”). If the special resolution approving the Continuance is passed at the Meeting, it is proposed that the application for approval to continue the Company under the CBCA will be made as soon as practicable following the Meeting.

If the Continuance is approved, the articles of continuance will be adopted to replace the existing articles of the Company (the equivalent of a Certificate of Incorporation) and will constitute the governing instrument of the continued corporation under the CBCA. The existing articles of the Company will be adopted and continued federally, except to the extent that they may conflict with the CBCA.

In conjunction with the Continuance, shareholders will be requested to approve the amendment of the existing Articles and By-laws of the Company under the OBCA by substituting therefore the provisions of the articles of continuance under the CBCA and the adoption of By-Law Number 1 under the CBCA in place of the existing By-law under the OBCA. Reference is made to the heading “Confirmation of By-Law Number 1” below.

The provisions of the CBCA dealing with shareholder rights and protections are generally at least as broad as the OBCA. Shareholders of the Company will not lose any significant rights or protections as a result of the Continuance. See “Comparison of Rights of Shareholders under the OBCA and the CBCA” below.

The directors of the Company may, notwithstanding requisite shareholder approval, abandon the application for the Continuance without further approval of the shareholders, all as provided under the OBCA. In making such determination, the directors in their discretion, will determine whether it is in the best interests of the Company to proceed with the Continuance, after considering all relevant factors at the particular time, whether or not foreseen at this date.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in the form set out below (the “Continuance Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the Continuance.

The Board recommends that shareholders vote for the adoption of the Continuance Resolution. In order to be effective, the Continuance Resolution must be approved by not less than two-thirds of the votes cast by the shareholders of the Company who vote in respect of the Continuance Resolution. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the Continuance Resolution.

The text of the Continuance Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	The continuance of the Company under the Canada Business Corporations Act (the “CBCA”), including the execution of the articles of continuance, is hereby authorized and approved;

2.	the Company is hereby authorized to make application to the Director (Ontario) to permit such continuance in accordance with section 181 of the Business Corporations Act (Ontario);

3.	the Company is hereby authorized to make application to the Director appointed under the CBCA, for the Company to be continued under the CBCA;

4.	the directors of the Company are hereby authorized to abandon the application for continuance of the Company at any time without further approval of the shareholders of the Company; and

5.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolutions.”

Pursuant to the OBCA, a registered shareholder is entitled to dissent to the Continuance and be paid fair value for his, her or its Common Shares if such shareholder objects to the Continuance Resolution. A management summary of the registered shareholders’ dissent rights is set forth below.

Comparison of Rights of Shareholders under the OBCA and the CBCA

The CBCA provides shareholders with substantially the same rights (including rights of dissent and appraisal and rights to bring derivative actions and oppression actions) as are available to shareholders under the OBCA. However, there are certain differences between the two statutes and the regulations thereunder. The following is a summary of certain material differences between the CBCA and the OBCA. This summary is not an exhaustive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders are urged to consult their legal or other professional advisors with regard to the implications of the Continuance that may be of importance to them.

Director Residency Requirements. Under the OBCA, a majority of a company’s directors must be resident Canadians. Under the CBCA, subject to certain exceptions, at least 25% of a company’s directors must be resident Canadians.

Place of Shareholders’ Meetings. Under the OBCA, a shareholders’ meeting may be held at such place in or outside Ontario (including outside Canada) as the directors may determine. Under the CBCA, a shareholders’ meeting may be held at any place in Canada, or at a place outside Canada if such place is specified in the articles of the company or if all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Solicitation of Proxies. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the company, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and to certain other recipients.

Under the CBCA, proxies may be solicited other than by or on behalf of management of the company without the sending of a dissident’s proxy circular if:

•	proxies are solicited from 15 or fewer shareholders; or

•	the solicitation is conveyed by public broadcast, speech or publication containing certain of the information that would be required to be included in a dissident’s proxy circular.

Furthermore, under the CBCA, the definition of “solicit” and “solicitation” specifically excludes:

•	certain public announcements by a shareholder of how he or she intends to vote and the reasons for that decision;

•	communications for the purpose of obtaining the number of shares required for a shareholder proposal; and

•	certain other communications made other than by or on behalf of management of the company, including communications by one or more shareholders concerning the business and affairs of the company or the organization of a dissident’s proxy solicitation where no form of proxy is sent by or on behalf of such shareholders, by financial and other advisors in the ordinary course of business to shareholders who are their clients, or by any person who does not seek directly or indirectly the power to act as proxy for a shareholder.

Voting at Shareholders’ Meetings. Under the OBCA, where a company fixes a record date for the determination of shareholders entitled to vote at a shareholders’ meeting and a shareholder transfers shares after the record date, the transferee of such shares is entitled to vote such shares at the meeting if the transferee establishes that he or she owns the shares and demands, not later than 10 days before the date of the meeting, that his or her name be included in the list of shareholders entitled to vote at the meeting. If no record date is fixed and a list of shareholders entitled to vote at the meeting is prepared as of the date (the “deemed record date”) preceding the date on which notice of the meeting is given, a transferee of shares after the deemed record date is entitled to vote such shares under similar circumstances. Under the CBCA, shareholders are entitled to vote only those shares held by them on the record date for voting or the deemed record date for voting, as the case may be. Transferees of shares after the record date or the deemed record date, as the case may be, are not entitled to vote the transferred shares at the meeting.

Notice of Shareholders’ Meetings. Under the OBCA, a public company must give notice of a meeting of shareholders not less than 21 days and not more than 50 days before the meeting. Under the CBCA, notice of a meeting of shareholders must be provided not less than 21 days and not more than 60 days before the meeting. However, public companies incorporated under either statute are currently subject to the requirements of National Instrument 54-101 which provides for minimum notice periods greater than the minimum 21 day period in either statute.

Telephonic or Electronic Meetings. Under the OBCA, a meeting of shareholders may be held by telephonic or electronic means (and shareholders may participate in and vote at the meeting by such means) only if permitted by the articles or by-laws of the company. Under the CBCA, unless a company’s by-laws provide otherwise, if a company provides shareholders with a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, then any person entitled to attend the meeting may participate by such means.

Shareholder Proposals. Under the OBCA, only registered shareholders may submit shareholder proposals relating to matters which the shareholder wishes to raise at a shareholders’ meeting.

Under the CBCA, shareholder proposals may be submitted by both registered and beneficial shareholders, provided that:

•	the shareholder owned, of record or beneficially, for at least six months prior to the submission of the proposal, voting shares at least equal to 1% of the total number of outstanding voting shares of the company or whose fair market value is at least $2,000, whichever is less; or

•	the proposal must have the support of persons who in the aggregate have owned, of record or beneficially, such number of voting shares for such period.

Registered Office. Under the OBCA, a company's registered office must be located in Ontario. Under the CBCA, a company's registered office may be located at any place in Canada.

Financial Assistance. Under the OBCA, a corporation may provide financial assistance by way of a loan, guarantee or otherwise to any person, provided that certain disclosure obligations are met in respect of loans to directors, officers and shareholders. There are no financial assistance provisions in the CBCA.

In addition to the foregoing, the current general by-law of the Company and the proposed By-Law Number 1 for confirmation at the Meeting differ in certain respects, particularly with respect to quorum requirements for shareholder meetings. The current general by-law of the Company provides that the presence of two persons entitled to vote thereat, either as shareholders or proxyholders, constitute a quorum for the transaction of business at a shareholders’ meeting. The proposed By-Law Number 1 provides that the presence of two persons entitled to vote thereat, either as shareholders or proxyholders, holding at least 5% of the shares entitled to vote at a shareholders’ meeting constitute a quorum for the transaction of business at a shareholders’ meeting.

Dissent Rights

Section 185 of the OBCA provides registered holders of Common Shares, in connection with the vote on the Continuance, with the right to dissent and, if the Continuance is effected, to be paid by the Company the “fair value” of their shares, determined as of the close of business on the last business day before the Continuance Resolution is adopted. A summary of Section 185 of the OBCA providing for these rights is set out below. The summary is qualified in its entirety by reference to Section 185, the complete text of which is annexed hereto as Schedule “C” and forms a part of this management information circular.

Failure to strictly comply with the requirements of Section 185 of the OBCA may result in the loss of any right of dissent. The right of dissent provided for under Section 185 of the OBCA applies only to registered shareholders of the Company, and accordingly, only registered shareholders may exercise a right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to exercise a right of dissent must make arrangements for the Common Shares beneficially owned by them to be registered in their name prior to the time the written objection is required to be received by the Company or, alternatively, make arrangements for the registered holder of their Common Shares to dissent on their behalf.

To comply with Section 185, a dissenting shareholder must send to the Company a written objection to the Continuance: (a) at or before the Meeting; or (b) if the Company did not send notice to the shareholder of the purpose of the Meeting or of their right to dissent, within a reasonable time after such shareholder learns that the Continuance Resolution was adopted and of such shareholder’s right to dissent. An application may be made to the court by originating notice after the adoption of the Continuance Resolution by the Company or by a shareholder if such shareholder has sent an objection to the Company as set forth above, to fix the fair value of his, her or its Common Shares. If such a court application is made, the Company shall, unless the court otherwise orders, send to each dissenting shareholder a written offer to pay such shareholder an amount considered by the directors to be the fair value of the shares: (a) at least ten days before the date on which the application is returnable, if the Company is the applicant, or (b) within ten days after the Company is served with a copy of the originating notice, if a shareholder is the applicant.

On this court application, the court shall make an order: (a) fixing the fair value of the Common Shares of all dissenting shareholders who are parties to the application; (b) giving judgment in that amount against the Company and in favour of each of those dissenting shareholders; and (c) fixing the time within which the Company must pay that amount to a shareholder. On the first to occur of: (a) the Continuance being effected; (b) the making of an agreement between the dissenting shareholder and the Company as to the payment to be made by the Company for the dissenting shareholder’s Common Shares; or (c) the pronouncement of the court order referred to above; the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his, her or its Common Shares in the amount agreed to or in the amount of the judgment, as the case may be. Until one of the events described above occurs, the shareholder may withdraw its dissent or the Company may rescind the Continuance Resolution, and in either event proceedings under Section 185 shall be discontinued.

The Company is prohibited from making a payment to a dissenting shareholder under Section 185 of the OBCA if there are reasonable grounds for believing that: (a) the Company is or would after the payment be unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities. In such event, and notwithstanding that a judgment has been given in favour of a dissenting shareholder as referred to above, the dissenting shareholder, by written notice delivered to the Company within 30 days after receiving a notice from the Company that it is unable lawfully to pay dissenting shareholders for their shares, may withdraw its notice of objection, in which case the Company is deemed to consent to the withdrawal and the shareholder is reinstated to its full rights as a shareholder. If the dissenting shareholder fails to deliver such notice, it retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

The procedures required in connection with the exercise of rights under Section 185 of the OBCA are very technical, complex and in most cases, time-consuming and expensive. The sending of a notice of dissent does not deprive a shareholder of its right to vote against the Continuance Resolution; however, a vote against the Continuance Resolution does not constitute a notice of dissent.

Confirmation of By-Law Number 1

If the Continuance is approved and effected, By-Law Number 1 under the CBCA which has been conditionally approved by the Board will be implemented as the Company’s general by-law. Shareholders are being asked to confirm By-Law Number 1.

By-Law Number 1 is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers’ duties, the establishment of committees of the Board, the authority of persons to contract on behalf of the Company and similar matters. The complete text of By-Law Number 1 is attached as Schedule “D” to this management information circular.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution, in the form set out below (the “By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming By-Law Number 1.

The Board recommends that shareholders vote for the adoption of the By-Law Resolution. In order to be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the shareholders of the Company who vote in respect of the By-Law Resolution. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the By-Law Resolution.

The text of the By-Law Resolution to be submitted to shareholders at the Meeting is set forth below, subject to such amendments, variations or additions as may be approved at the Meeting:

“NOW THEREFORE BE IT RESOLVED THAT:

1.	The general by-law in the form attached to the management information circular of the Company dated April 5, 2005 as Schedule “D” be, and it hereby is, confirmed as the new general by-law for the Company, subject to such additions, deletions or other changes thereto, if any, as any one director or officer of the Company may consider necessary or desirable and shall approve, to be effective upon the continuance of the Company pursuant to the federal laws of Canada; and

2.	any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited comparative consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2004, which can be found in the Company’s annual report to shareholders that accompanies this management information circular and can also be found on SEDAR at www.sedar.com. Shareholders may also request copies of these documents from the Corporate Secretary and General Counsel of the Company by phone at (416) 860-0919 or by e-mail at lmacgillivray@glencairngold.com.

Directors’ Approval

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Lorna D. MacGillivray Lorna D. MacGillivray Corporate Secretary and General Counsel

Toronto, Ontario
April 5, 2005

SCHEDULE “A”

GLENCAIRN GOLD CORPORATION
ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

The following table indicates how the corporate governance practices of the Company align with the TSX Corporate Governance Guidelines:

TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

1.	Board should explicitly assume responsibility for stewardship of the corporation, and specifically for:	The Board is responsible for the stewardship of the business and affairs of the Company and it reviews, discusses and approves various matters related to the Company's operations, strategic direction and organizational structure to ensure that the best interests of the Company and its shareholders are being served. The Board's duties include social responsibility issues and environmental matters.

a)	Adoption of a strategic planning process	The duties of the Board include the review of strategic business plans and corporate objectives, the approval of the annual operating plan and the approval of capital expenditures, acquisitions, dispositions, investments and financings that exceed certain limits.

The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. Less significant activities which can be addressed by management are often reported to the Board, with whom management has a good working relationship.

b)	Identification of principal risks, and implementing risk management systems	The Board and its Audit Committee identify the principal risks of its business and ensure the implementation of appropriate systems to manage such risks.

c)	Succession planning and monitoring senior management	The Board is responsible for establishing processes for succession planning, reviewing succession plans and appointing and monitoring the performance of senior executives.

d)	Communications policy	The Timely Disclosure, Confidentiality and Insider Trading Policy of the Company is reviewed by its Board periodically and provides that communications with all constituents will be made in a timely, accurate and effective manner.

The Company communicates regularly with shareholders through press releases, as well as annual and quarterly reports. Investor and shareholder concerns are addressed on an on-going basis by the Chief Executive Officer of the Company.

The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any

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TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

expressed concerns of shareholders in an effective and timely manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

e)	Integrity of internal control and management information systems	The Board and its Audit Committee are responsible for the supervision of the reliability and integrity of the accounting principles and practices, financial reporting and disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal controls and maintains practices and processes to assure compliance with applicable laws.

2.	a)	Majority of directors should be unrelated	Under the TSX Corporate Governance Guidelines, an unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

The Board is currently comprised of seven (7) members, five (5) of whom are considered to be unrelated directors under the Guidelines at the present time.

b)	If the corporation has a significant shareholder, the board should include directors who do not have interests in or relationships with the corporation or such significant shareholder	This guideline does not apply to the Company since it does not have a significant shareholder.

3.	Disclose, for each director, whether he is related, and how that conclusion was reached	Ian J. McDonald is considered to be a related director because he is employed by the Company and is a member of management.

Kerry J. Knoll is considered to be a related director because he is employed by the Company and is a member of management.

Each of Colin K. Benner, Gordon F. Bub, Donald K. Charter, John Kalmet and Patrick J. Mars is an unrelated director as he does not have any business, employment or other relationships with the Company. Ronald P. Gagel, nominee for election as a director, is unrelated.

The shareholdings of each current director is disclosed in the management information circular under the heading "Election of Directors".

4.	Appoint a committee of directors, composed exclusively of outside (non-management) directors, a majority of whom are unrelated,	The Corporate Governance Committee is responsible for recruiting new directors, proposing new director nominees to the Board and reviewing the performance

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TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

responsible for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis	and qualifications of existing directors.

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	The Corporate Governance Committee is responsible for reviewing on a periodic basis the size and composition of the Board and assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

6.	Provide an orientation and education program for new directors	The Corporate Governance Committee is responsible for providing an orientation and education program for new members of the Board. The preparation of a comprehensive orientation and continuing education program for directors is under review.

7.	Implement a process to examine the size of board, with a view to improving effectiveness	The Board is of the view that its current size (seven (7) directors) is conducive to effective decision-making.

8.	The board should review compensation of directors in light of risks and responsibilities	The Compensation Committee reviews the adequacy and form of, and recommends to the Board, compensation including option grants received by directors to ensure that the compensation received by the directors accurately reflects the risks and responsibilities involved in being an effective director. The Compensation Committee and the Board have determined that, until the Bellavista Mine is in production, stock options are the appropriate form of compensation for directors. Once the Company has both the Limon and Bellavista Mines in production, the Compenastion Committee will consider the appropriate level of annual retainer, meeting fees, and other benefits to ensure that the directors are property compensated.

9.	Committees of the board should generally be composed of outside (non-management) directors, a majority of whom are unrelated directors	There are four committees of the Board: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Safety and Environment Committee.

The Audit Committee meets at least once each quarter and reviews the annual and quarterly financial statements, matters relating to the securities commissions, investments and transactions that could adversely affect the well-being of the Company. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Company. The members of the Audit Committee are Patrick J. Mars (Chairman), Colin K. Benner and Gordon F. Bub, all of whom are unrelated directors under the Guidelines.

The Compensation Committee meets as required to review compensation for senior management. The members of the Compensation Committee are John Kalmet (Chairman), Colin K. Benner and Patrick J.

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TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

Mars, all of whom are unrelated directors.

The Corporate Governance Committee will meet at least once each year or more frequently as circumstances require. The Corporate Governance Committee may ask members of management or others to attend meetings or to provide information as necessary. In addition, the Corporate Governance Committee or, at a minimum, the Chairman of such committee may meet with the Company's in house or external corporate counsel to discuss the Company's corporate governance policies and practices. The members of the Corporate Governance Committee are Donald K. Charter (Chairman), Gordon F. Bub and Ian J. McDonald, a majority of who are unrelated directors under the Guidelines.

The Safety and Environment Committee oversees the development and implementation of policies and best practices of the Company relating to environmental and health and safety issues in order to ensure compliance with applicable laws and to ensure the safety of its employees. The members of the Safety and Environment Committee are Colin K. Benner (Chairman) and John Kalmet, both of whom are unrelated directors under the Guidelines.

Other matters are considered by the full Board. As required by applicable law or when circumstances warrant, the Board may strike ad hoc committees.

10.	The board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	The Board has assigned responsibility for the Company's approach to corporate governance issues to the Corporate Governance Committee. The Corporate Governance Committee met in September 2004 and reviewed the Company's corporate governance practices, reviewed and finalized Board and Committee Charters and policies and the Code of Business Conduct and Ethics and recommended them to the board for approval. Once the Instrument and Policy are final, the Corporate Governance Committee will meet and will review of the Company's corporate governance practices to ensure that the Company's corporate governance practices are appropriate taking into account the recommendations in the Instrument and the Policy and given the Company's size and resources and other applicable laws. Areas under review include the appointment of a lead director, adoption of assessment criteria for the Board and its Committees and development of a continuing education program for directors.

A Code of Business Conduct and Ethics and a Whistleblower Policy, monitored by the Audit Committee, has been approved, distributed to the Company's operating sites and offices and circulated to all employees.

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TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

11.	a)	Define limits to management's responsibilities by developing mandates for:

i)	the board	A Charter of the Board of Directors, setting out the responsibilities of the Board and its Committees, was circulated and reviewed in 2004 and, upon recommendation by the Corporate Governance Committee, was approved in November 2004. In addition to the Charter of the Board of Directors, the corporate standard of care is set out in the governing corporate legislation of the Company, the Business Corporations Act (Ontario) (the "OBCA"). The OBCA indicates that each director and officer of a Company governed by it, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board explicitly assumes responsibility for stewardship of the Company, including the integrity of the Company's internal control and management information systems. In addition, the preparation of position descriptions for directors, the Chairman or lead director and the Chairman of each Committee of the Board is under review.

Although the Board supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to others, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

In order to carry out the foregoing responsibilities, the Board meets as required by circumstances.

The Board expects management to operate the business in accordance with the mandate referred to above and to maximize shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed continually by the Board.

ii)	the Chief Executive Officer	The objective set for the Chief Executive Officer by the Board is the general mandate to implement the approved corporate objectives and the strategic business plan (see Item 1(a) above). The preparation of a position description for the Chief Executive Officer is under review.
b)	Board should approve Chief Executive Officer's corporate objectives	See Item 11(a)(ii) above.

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TSX Corporate Governance Guidelines	Corporate Governance Practices of the Company

12.	Implement structures and procedures to ensure the Board can function independently of management	The Board has appointed a Chairman who is other than the Chief Executive Officer. The appointment of a lead director is being considered. The Agenda for each meeting of the Board or a committee of the Board provides the opportunity for a private discussion among unrelated directors without management.

13.	Establish an Audit Committee, composed only of outside directors, with a specifically defined mandate	See Item 9 above.

14.	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense	Each committee of the Board and, in appropriate circumstances and with the approval of the Board, an individual director may engage outside advisors, independent of management, at the expense of the Company.

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SCHEDULE “B”

GLENCAIRN GOLD CORPORATION
STOCK OPTION PLAN

AS AMENDED AND RESTATED

(as last amended by the Board of Directors on March 11, 2005 and approved by shareholders on •, 2005)

1.     PURPOSE: The purpose of this Stock Option Plan (the “Plan”) is to encourage common stock ownership in Glencairn Gold Corporation (the “Company”) by directors, officers, key employees (including part time) and consultants of the Company or any affiliate of the Company (hereinafter referred to as “Optionees”) who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing additional incentive for superior performance by such persons and to enable the Company to attract and retain valued directors, officers and employees by granting options (the “Options” or “Option”) to purchase common shares of the Company on the terms and conditions set forth in this Plan and any Stock Option Agreements entered into between the Company and the Optionees in accordance with the Plan.

2.     ADMINISTRATION: The Plan shall be administered by the Board of Directors from time to time of the Company or a committee of the Board of Directors duly appointed for this purpose by the Board of Directors and consisting of not less than three directors (the “Administrator”). If a committee is appointed for this purpose, all references to the term “Administrator” will be deemed to be references to the committee. No member of the Board of Directors shall by virtue of such appointment be disentitled or ineligible to receive Options. The Administrator shall have full authority to interpret the Plan and to make such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management, and the decision of the Administrator shall be binding and conclusive. The decision of the Administrator shall be binding, provided that notwithstanding anything herein contained, the Administrator may from time to time delegate the authority vested in it under this clause to the President who shall thereupon exercise all of the powers herein given to the Administrator, subject to any express direction by resolution of the Board of Directors of the Company from time to time and further provided that a decision of the majority of persons comprising the Board of Directors in respect of any matter hereunder shall be binding and conclusive for all purposes and upon all persons. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications as they in their absolute discretion consider necessary for the implementation of the Plan.

3.     NUMBER OF SHARES SUBJECT TO OPTIONS: The Board of Directors of the Company will make available that number of common shares for the purpose of the Plan that it considers appropriate, except that the number of common shares, that may be issuable pursuant to the exercise of Options under the Plan and all other security based compensation plans, shall not exceed 10% of the Company’s issued and outstanding common shares as at the date of grant of an Option under the Plan. In the event that Options granted under the Plan, and under any other stock options of the Company which may be in effect at a particular time, are surrendered, terminate, expire without being exercised or are exercised, in whole or in part, new Options may be granted covering such Options.

4.     PARTICIPATION: Options shall be granted under the Plan only to Optionees as shall be designated from time to time by the Administrator and shall be subject to the approval of such regulatory authorities as the Administrator shall designate, which shall also determine the number of shares subject to such Option. Optionees who are consultants of the Company or an affiliate of the Company must either perform services for the Company on an ongoing basis or provide, or be expected to provide, a service of value to the Company or to an affiliate of the Company.

5.     TERMS AND CONDITIONS OF OPTIONS: The terms and conditions of each Option granted under the Plan shall be set forth in written Stock Option Agreements between the Company and the Optionee. Such terms and conditions shall include the following as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Administrator:

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    (a)        Number of Shares subject to Option: The number of shares subject to an Option shall be determined from time to time by the Administrator; but the maximum number of shares which may be reserved for issuance and the maximum number of Options which may be granted within any one year period to Insiders (as such term is defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and an associate, as defined under Section 1(1) of the Securities Act (Ontario), of any person who is an Insider) under the Plan and under any other share compensation arrangements shall be 10% of the issued and outstanding common shares of the Company (on a non-diluted basis) and the Option Price per common share shall be determined in accordance with subparagraph (b) below.

    (b)        Option Price: The Option Price of any shares in respect of which an Option may be granted under the Plan shall not be less than the “market price” of the shares at the time the Option is granted, less any discount normally allowed pursuant to the rules of any regulatory authority or stock exchange to which the Company is subject. For the purpose of this Paragraph 5, “market price” shall be deemed to be the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or another stock exchange where the majority of the trading volume and value of the common shares occurs, for the five trading days immediately preceding the day the Option is granted, or if not traded on a stock exchange, the market price shall be determined by the Administrator. In the resolution allocating any Option, the Administrator may determine that the date of grant aforesaid shall be a future date determined in the manner specified by such resolution. The Administrator may also determine that the Option Price per share may escalate at a specified rate dependent upon the year in which any Option to purchase common shares may be exercised by the Optionee.

    (c)        Payment: The full purchase price of shares purchased under the Option shall be paid in cash upon the exercise thereof. A holder of an Option shall have none of the rights of a stockholder until the shares are issued to him. All common shares issued pursuant to the exercise of Options granted or deemed to be granted under the Plan, will be so issued as fully paid and non-assessable common shares. No Optionee or his legal representatives, legatees or distributes will be, or will be deemed to be, a holder of any common shares subject to an Option under this Plan, unless and until certificates for such common shares are issued to him or them under the terms of the Plan.

    (d)        Term of Options: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph (g) below.

    (e)        Vesting of Options: The Administrator may determine when any Option will become exercisable and may determine that the Option will be exercisable in instalments or pursuant to a vesting schedule.

    (f)        Exercise of Options: The exercise of any Option will be contingent upon receipt by the Company at its head office of a written notice of exercise, specifying the number of common shares with respect to which the Option is being exercised, accompanied by payment in full of the purchase price of the common shares with respect to which the Option is being exercised (by certified cheque, bank draft or other payment alternative acceptable to the Company). An Option may be exercised in full or in part during any year of the term of the Option as provided in the written Stock Option Agreement. This Plan shall not confer upon the Optionee any right with respect to continuance as a director, officer, employee or consultant of the Company or of any affiliate of the Company.

    (g)        Termination of Options: Any Option granted pursuant hereto, to the extent not validly exercised, and save as expressly otherwise provided herein, will terminate on the earlier of the following dates:

(i)	the date of expiration specified in the Stock Option Agreement, being not more than five (5) years after the date the Option was granted;

(ii)	subject to the discretion of the Administrator to extend the date of termination of options in circumstances where they determine it to be in the best interests of the Company, the date of termination of the Optionee’s employment or upon ceasing to be a director and/or officer of the Company for any cause other than by retirement, permanent disability or death;

(iii)	six (6) months after the date of the Optionee’s death during which period the Option may be exercised only by the Optionee’s legal representative or the person or persons to whom

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the deceased Optionee’s rights under the Option shall pass by will or the applicable laws of descent and distribution, and only to the extent the Optionee would have been entitled to exercise it at the time of his death if the employment of the Optionee had been terminated by the Company on such date; or

(iv)	three (3) months after termination of the Optionee’s employment by permanent disability or retirement under any Retirement Plan of the Company during which three (3) month period the Optionee may exercise the Option to the extent he was entitled to exercise it at the time of such termination provided that if the Optionee shall die within such three (3) month period, then such right shall be extended to six (6) months following the death of the Optionee and shall be exercisable only by the persons described in subparagraph (f)(iii) hereof and only to the extent therein set forth.

    (h)        Non-transferability of Options: No Option shall be transferable by the Optionee other than by will or the laws of descent and distribution and shall be exercisable during his lifetime only by him.

    (i)        Applicable Laws or Regulations: The Company’s obligation to issue and deliver stock under each Option is subject to such compliance by the Company and any Optionee as the Company deems necessary or advisable with all laws, rules and regulations of Canada and the United States of America and any Provinces and/or States thereof applying to the authorization, issuance, listing or sale or securities and is also subject to the acceptance for listing of the common shares which may be issued in exercise thereof by each stock exchange upon which shares of the Company are listed for trading.

6.     ADJUSTMENT IN EVENT OF CHANGE IN STOCK: Each Option shall contain uniform provisions in such form as may be approved by the Administrator to appropriately adjust the number and kind of shares covered by the Option and the exercise price of shares subject to the Option in the event of a declaration of stock dividends, or stock subdivisions or consolidations or reconstruction or reorganization or recapitalization of the Company or other relevant changes in the Company’s capitalization (other than issuance of additional shares) to prevent substantial dilution or enlargement of the rights granted to the Optionee by such Option. The number of common shares available for Options, the common shares subject to any Option, and the Option Price thereof shall be adjusted appropriately by the Administrator and such adjustment shall be effective and binding for all purposes of the Plan.

7.     AMALGAMATION OR MERGER: If the Company amalgamates, combines with or merges with or into another corporation, or effects an arrangement or similar transaction, which it reserves the right to do, any common shares receivable on the exercise of an Option granted under the Plan shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, combination, merger, arrangement or similar transaction if the Optionee had exercised his Option immediately prior to the effective date applicable to such amalgamation, combination, merger, arrangement or similar transaction and the Option Price shall be adjusted appropriately by the Administrator and such adjustment shall be binding for all purposes of the Plan.

8.     APPROVALS: The obligation of the Company to issue and deliver the common shares in accordance with the Plan is subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company. If any common shares cannot be issued to any Optionee for whatever reason, the obligation of the Company to issue such common shares shall terminate and any Option exercise price paid to the Company will be returned to the Optionee.

9.     STOCK EXCHANGE RULES: The rules of any stock exchange upon which the Company common shares are listed shall be applicable relative to Options granted to Optionees.

10.     AMENDMENT AND DISCONTINUANCE OF PLAN: Subject to the requisite shareholder and regulatory approvals set forth under subparagraphs 10(a) and (b) below, the Board of Directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Optionee, in any manner adversely affect his rights under any Option theretofore granted under the Plan.

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    (a)        The Board of Directors may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Plan:

(i)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by shareholders will not require additional shareholder approval;

(ii)	any change to the definition of the eligible participants which would have the potential of broadening or increasing insider participation;

(iii)	the addition of any form of financial assistance;

(iv)	any amendment to a financial assistance provision which is more favourable to participants;

(v)	any addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve;

(vi)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Company;

(vii)	a discontinuance of the Plan; and

(viii)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants, especially insiders of the Company, at the expense of the Company and its existing shareholders.

     (b)        The Board of Directors may, subject to receipt of requisite regulatory approval, where required, in its sole discretion make all other amendments to the Plan that are not of the type contemplated in subparagraph 10(a) above including, without limitation:

(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of a security or the Plan;

(iii)	a change to the termination provisions of a security or the Plan which does not entail an extension beyond the original expiry date; and

(iv)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

    (c)        Notwithstanding the provisions of subparagraph 10(b), the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Plan that are contemplated pursuant to section subparagraph 10(b), to the extent such approval is required by any applicable laws or regulations.

11.     EFFECTIVE DATE AND DURATION OF PLAN: The Plan shall remain in full force and effect from the date of shareholder approval hereof and from year to year thereafter until amended or terminated in accordance with Paragraph 10 hereof and for so long thereafter as Options remain outstanding in favour of any Optionee; provided, however, that no Options may be granted more than 10 years after the earlier of the Plan’s adoption by the Board of Directors and approval by the shareholders of the Company.

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SCHEDULE “C”

DISSENT RIGHTS – SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

        185. (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;
(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;
(c)	amalgamate with another corporation under sections 175 and 176;
(d)	be continued under the laws of another jurisdiction under section 181; or
(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)     Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(l)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or
(b)	subsection 170(5) or (6).

(3)     Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or
(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)     Shareholder’s right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)     No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)     Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

(7)     Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)     Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

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(9)     Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)     Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.

(11)     Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)     Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)     Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)     Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);
(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or
(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)     Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)     Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)     Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

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(18)     Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)     Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)     Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)     Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)     Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and
(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)     Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)     Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)     Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)     Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)     Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)     Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)     Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

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(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)     Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or (b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

(31)     Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)     Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

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SCHEDULE “D”

GLENCAIRN GOLD CORPORATION BY-LAW NUMBER 1

A by-law relating generally to the
conduct of the business and affairs of
Glencairn Gold Corporation

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions:     In this by-law and all other by-laws of the Corporation, unless otherwise defined or the context otherwise requires:

(a)	“Act” means the Canada Business Corporations Act or any successor statute thereof, as amended from time to time, and, in the case of any successor statute thereof, any reference in any by-law of the Corporation to any provision of the Canada Business Corporations Act shall be read as a reference to the provision substituted therefor in the successor statute thereof, together with the regulations thereunder, as amended from time to time;

(b)	“board” or “directors” means the directors of the Corporation from time to time and includes the only director of the Corporation when the number of directors of the Corporation is one;

(c)	“by-laws” means all of the by-laws of the Corporation then in effect;

(d)	“Corporation” means Glencairn Gold Corporation or any successor thereto;

(e)	“Director” means the Director appointed under the Act;

(f)	“holiday” means Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada) or any successor statute thereof, as amended from time to time;

(g)	“meeting of shareholders” includes an annual meeting of the shareholders of the Corporation, a special meeting of the shareholders of the Corporation and a meeting of the holders of any class or series of shares of the Corporation;

(h)	“person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, employee benefit plan and a natural person acting as a trustee, executor, administrator or other legal representative;

(i)	“recorded address” means, with respect to a single shareholder, his latest address as recorded in the securities register of the Corporation, with respect to joint shareholders, the first address appearing in the securities register of the Corporation in respect of the joint holding and, with respect to any other person, subject to the Act, his latest address as recorded in the records of the Corporation or otherwise known to the secretary, if any, of the Corporation;

(j)	“resident Canadian” has the meaning ascribed thereto in the Act; and

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(k)	“signing officer” means, in relation to any contract or document (within the meaning of section 2.04 hereof), the person or persons authorized to sign such contract or document on behalf of the Corporation.

Subject to the foregoing, words and terms in this by-law which are defined in the Act shall have the same meaning when used in this by-law and in all other by-laws of the Corporation as in the Act.

Section 1.02 Gender and Number:     Words importing the singular shall include the plural and vice-versa, words importing either gender or neuter shall include the masculine and feminine genders and neuter and headings in this by-law and in any other by-law of the Corporation are for convenience of reference only and shall not affect the interpretation of this by-law or any other by-law of the Corporation.

Section 1.03 Articles to Govern:     Notwithstanding any provision of this by-law or any other by-law of the Corporation, where any such provision herein or therein conflicts with any provision in the articles of the Corporation, such provision of the articles shall govern.

ARTICLE TWO
BUSINESS OF THE CORPORATION

Section 2.01 Registered Office:     The registered office of the Corporation shall be in the province in Canada specified in the articles of the Corporation. The place and address of the registered office shall be located at such address within the province in Canada specified in the articles of the Corporation and the directors may change the place and address of the registered office within the province of Canada specified in the articles of the Corporation from time to time.

Section 2.02 Seal:     The Corporation may have a corporate seal in such form as the directors may determine from time to time.

Section 2.03 Financial Year:     The financial year of the Corporation shall end on such day of the year as the directors may determine from time to time.

Section 2.04 Execution of Instruments:     Contracts or documents requiring execution by the Corporation may be signed, when only one person is elected or appointed as an officer and as the director of the Corporation, by that person and, when two or more persons are elected or appointed as an officer or as a director of the Corporation, by any one director or any one person holding the office of chairman or co-chairman of the board, managing director, president, chief executive officer, chief operating officer, chief financial officer, vice-president, general manager, secretary, treasurer, controller, assistant secretary, assistant treasurer or any other office the holder of which has been designated as a signing officer by the directors. All contracts or documents so signed shall be binding upon the Corporation without further authorization or formality. In addition, the directors may direct from time to time the manner in which and the person or persons by whom any particular contract or document or any class of contracts or documents may or shall be signed on behalf of the Corporation. Any officer or director of the Corporation may affix the corporate seal, if any, of the Corporation to any contract or document, and may certify a copy of any resolution or of any by-law or contract or document of the Corporation to be a true copy thereof. Subject to the provisions of this by-law relating to share certificates and to the Act, and if authorized by the directors, the corporate seal, if any, of the Corporation and the signature of any signing officer may be mechanically or electronically reproduced upon any contract or document of the Corporation. Any such facsimile signature shall bind the Corporation notwithstanding that any signing officer whose signature is so reproduced may have ceased to hold office at the date of delivery or issue of such contract or document. The term “contracts or documents” shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable, legal or equitable), agreements, releases, receipts and discharges for the payment of money, share certificate, certificates representing other securities, including warrants, and all other instruments in writing.

Section 2.05 Exercise of Voting Rights of Corporation:     Except as otherwise directed by the directors, the person or persons authorized to sign contracts or documents on behalf of the Corporation may execute and deliver instruments of proxy on behalf of the Corporation and may arrange for the issue of a voting certificate or other evidence of the right to exercise the voting rights attached to any securities held by the Corporation and any such instrument, certificate or other evidence shall be in favour of such person as may be determined by the signing officers. However, the directors may direct from time to time the manner in which and the person by whom any such particular voting rights may or shall be exercised.

Section 2.06 Banking Arrangements:     The banking business of the Corporation shall be transacted with such banks, trust companies or other person or persons as the directors may determine from time to time and all such banking business shall be transacted on behalf of the Corporation by such person or persons and to such extent as the directors may determine from time to time.

Section 2.07 Charging Power:     Without restricting any of the powers of the directors, whether derived from the Act or otherwise, the directors may from time to time, without the authorization of the shareholders of the Corporation:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

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(c)	subject to the Act, give a guarantee on behalf of the Corporation to secure the performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, immovable or movable, legal or equitable property of the Corporation (including, without limitation, book debts, rights, powers, franchises and undertakings) to secure any obligation of the Corporation.

Subject to the Act, the directors may by resolution delegate any or all of the powers referred to above to a director, a committee of directors or an officer of the Corporation.

ARTICLE THREE
DIRECTORS

Section 3.01 Powers of the Board of Directors: The directors shall manage, or supervise the management of, the business and affairs of the Corporation.

Section 3.02 Qualifications:     No person shall be a director if the person is not an individual, is less than 18 years of age, has the status of bankrupt or is of unsound mind and has been so found by a court in Canada or elsewhere. Except as permitted by the Act, at least 25 percent of the directors shall be resident Canadians provided that when the required number of directors is less than four, only one need be a resident Canadian. Whenever the Corporation has an audit committee of the directors, a number of directors sufficient to form a majority of such committee shall not be officers or employees of the Corporation or of any affiliate of the Corporation.

Section 3.03 Number and Quorum of Directors:     The number of directors shall be the number from time to time fixed by the articles of the Corporation or the number from time to time determined within the range provided for in the articles of the Corporation by resolution of the shareholders of the Corporation. The number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the directors shall be 51% of the number of directors so fixed or determined at that time (or, if that number is a fraction, the next larger whole number), provided that if the Corporation has fewer than three directors, all of the directors must be present at a meeting of the directors to constitute a quorum. Reference is made to section 3.08 and section 3.12 of this by-law.

Section 3.04 Election and Term:     Directors shall be elected to hold office for a term or terms expiring at the close of the first, second or third annual meeting of the shareholders of the Corporation following their election or when their successors are elected. The term of a director who is elected for a term that is not expressly otherwise stated shall expire at the close of the first annual meeting of the shareholders of the Corporation following his election or when his successor is elected. The incumbent directors shall continue in office until their successors are elected, unless their terms are earlier terminated. A director shall cease to hold office when he dies, resigns, is removed or ceases to be qualified to be a director under the Act or when his successor is elected.

Section 3.05 Resignation:     A director may resign by delivering or sending his resignation in writing to the Corporation and such resignation shall be effective when it is received by the Corporation or at such time as may be specified in the resignation, whichever is later.

Section 3.06 Removal:     Subject to the Act, the shareholders of the Corporation entitled to elect a director may, by resolution at a meeting of the shareholders of the Corporation, remove such director and may at the same meeting fill the vacancy created by such removal, failing which the vacancy may be filled by the remaining directors if a quorum of the directors remains in office.

Section 3.07 Statements:     A director who resigns or who learns of a meeting of the shareholders of the Corporation called for the purpose of removing him as a director or a meeting of the shareholders of the Corporation or of the directors at which another person is to be elected or appointed a director in his place may submit to the Corporation a written statement giving the reason or reasons for his resignation or the reasons why he opposes the proposed action. The secretary or another officer of the Corporation shall send, or cause to be sent, a copy of such statement to every shareholder of the Corporation entitled to receive notice of meetings of shareholders of the Corporation and, if required by the Act, to the Director unless the statement is included or attached to a management proxy circular required by the Act.

Section 3.08 Vacancies:     Notwithstanding vacancies but subject to the Act, the remaining directors may exercise all of the powers of the directors as long as a quorum of the directors remains in office. Subject to the articles of the Corporation, any vacancy in the directors among directors whose election is not the exclusive right of the holders of any class or series of shares of the Corporation may be filled for the remainder of the unexpired term by:

(a)	the shareholders of the Corporation at a special meeting of the shareholders of the Corporation called for the purpose; or

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(b)	the remaining directors (notwithstanding that a majority of those acting are not resident Canadians), unless (i) there is no quorum of the directors, (ii) the vacancy results from a failure to elect the number of directors required to be elected at any meeting of shareholders, (iii) the vacancy results from an increase in the number or maximum number of directors fixed by the articles of the Corporation, or (iv) the articles of the Corporation provide that the directors may determine the number of directors within the range provided for in the articles of the Corporation and the number of directors in office after the filling of the vacancy would be greater than one and one-third times the number of directors required to have been elected at the last annual meeting of the shareholders of the Corporation; in any of which events the directors then in office shall forthwith call a special meeting of the shareholders of the Corporation to fill the vacancy and, if they fail to call such a meeting or if there are no directors then in office, the meeting may be called by any shareholder of the Corporation.

Section 3.09 Place and Calling of Meetings:     Meetings of the directors shall be held from time to time at such places within or outside Canada (or by such communications facilities as are permitted by the Act) on such days and at such times as the chairman of the board, the managing director, the president if a director, any vice-president who is a director, any two directors or any other officer designated by the directors may determine from time to time, and the secretary or another officer of the Corporation shall give notice of any such meeting when directed by the person calling the meeting.

Section 3.10 Notice:     Notice of the time and of the place or manner of participation for every meeting of the directors shall be sent to each director not less than 24 hours (excluding Saturdays and holidays) before the time of the meeting; provided always that a director may in any manner and at any time waive notice of a meeting of the directors and attendance of a director at a meeting of the directors shall constitute a waiver of notice of the meeting except when the director attends the meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called and provided further that meetings of directors may be held at any time without notice if all of the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business thereat on the grounds that the meeting is not lawfully called) or if all of the absent directors waive notice thereof either before or after the date of such meeting. A meeting of the directors may resume without further notice following an adjournment if the time and place for resuming the meeting are announced at the meeting prior to the adjournment. Reference is made to article ten of this by-law.

Section 3.11 Regular Meetings:     The directors may appoint a day or days in any month or months for regular meetings of the directors to be held at a place or by communications facilities and at an hour to be named. A copy of any resolution of the directors fixing the time and place or manner of participation for such regular meetings shall be sent to each director forthwith after being passed and to each director elected or appointed thereafter, but no other notice shall be required for any such regular meeting of the directors.

Section 3.12 Canadian Majority:     No business, other than the filling of a vacancy among the directors, shall be transacted at a meeting of the directors unless 25 per cent of the directors present are resident Canadians, except as permitted by the Act or where a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facilities the business transacted at the meeting and the required number of resident Canadian directors would have been present had that director been present at the meeting.

Section 3.13 Meetings by Telephonic, Electronic or Other Communication Facility:     If all of the directors present at or participating in the meeting consent (which consent may be given at any time, either before or after the meeting, and either in writing or verbally), a meeting of the directors or any committee thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and each director participating in such a meeting by such means shall be deemed to be present at the meeting.

Section 3.14 Chairman:     The chairman of the board or, if more than one chairman of the board, any of the co-chairman of the board or, in his or their absence, the managing director or, in his absence, the president if a director or, in the absence of all of them or in the event more than one person proposes to be chairman of a meeting, a director designated by the directors, shall be the chairman of any meeting of the directors. If no such person is present, the directors present shall choose one of them to be the chairman of the meeting.

Section 3.15 Voting:      At all meetings of the directors every matter shall be decided by a majority of the votes cast on the matter. In case of an equality of votes the chairman of the meeting shall not be entitled to a casting vote.

Section 3.16 One-Director Meetings:     Where the required number of directors is one, the only director may constitute a meeting of directors.

Section 3.17 Signed Resolutions:     Notwithstanding any provision of this by-law, but subject to the Act, when there is a quorum of directors in office, a resolution in writing signed by all of the directors entitled to vote thereon at a meeting of the directors or of any committee thereof is as valid as if passed at a meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

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Section 3.18 Remuneration:     Directors may be paid such remuneration for acting as directors and such amounts in respect of their out-of-pocket expenses incurred in performing their duties as the directors may determine from time to time. The directors may also award special remuneration to any director undertaking any special services on behalf of the directors or the Corporation other than services ordinarily required of a director. Any remuneration or expenses so payable shall be in addition to any other amount payable to any director acting in another capacity.

ARTICLE FOUR
COMMITTEES OF THE DIRECTORS

Section 4.01 Audit Committee:     The directors may, and when required by the Act shall, appoint an audit committee composed of such number of directors, being not less than three, as the directors may determine from time to time. Except as permitted by the Act, a majority of the members of the audit committee shall be resident Canadians and shall not be officers or employees of the Corporation or of any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and report thereon to the directors before such financial statements are approved by the directors as required by the Act, and may exercise any other powers lawfully delegated to such committee by the directors.

Section 4.02 Other Committees:     From time to time the directors may appoint one or more committees thereof in addition to the audit committee, a majority of each of which shall be resident Canadians except as otherwise permitted by the Act. Each committee may exercise those powers lawfully delegated to such committee by the directors or as provided by the Act.

Section 4.03 Procedure:     The members of each committee shall hold office while directors during the pleasure of the directors or until their successors shall have been appointed. The directors may fill any vacancy in a committee from among the directors. Unless otherwise determined by the directors, the members of each committee may fix the quorum for, elect the chairman of, and adopt rules to regulate the proceedings of, such committee. Subject to the foregoing, the proceedings of each committee shall be governed by the provisions of this by-law which govern proceedings of the directors so far as such provisions can apply except that a meeting of a committee may be called by any member thereof (or by any member or the auditor in the case of the audit committee), notice of any such meeting shall be given to each member of the committee (or each member and the auditor in the case of the audit committee) and the meeting shall be chaired by the chairman of the committee or, in his absence, some other member of the committee. Each committee shall keep records of the proceedings of such committee and shall report all such proceedings to the directors in a timely manner.

ARTICLE FIVE
OFFICERS

Section 5.01 Appointment of Officers:     From time to time the directors may appoint a chairman of the board, one or more co-chairman of the board, a vice-chairman of the board, a managing director who shall be a resident Canadian, a president, a chief executive officer, a chief operating officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), one or more general managers (to which title may be added words indicating seniority or function), a secretary, a treasurer, a controller and such other officers as the directors may determine from time to time, including one or more assistants to any of the officers so appointed. One person may hold more than one office. Except for the chairman of the board, the co-chairman of the board and the managing director, the officers so appointed need not be directors of the Corporation.

Section 5.02 Appointment of Non-Officers:     The directors may also appoint other persons to serve the Corporation in such other positions and with such titles, powers and duties as the directors may determine from time to time.

Section 5.03 Terms of Employment:     The directors may settle from time to time the terms of employment of the officers and other persons appointed by the directors and may remove at the pleasure of the directors any such person without prejudice to his rights, if any, to compensation under any employment contract. Otherwise each such officer and person shall hold his office or position until he resigns or ceases to be qualified to hold his office or position or until his successor is appointed.

Section 5.04 Powers and Duties of Officers:     The directors may from time to time specify the duties of each officer, delegate to such officer the power to manage any business or affairs of the Corporation (including the power to sub-delegate) and change such duties and power, all insofar as not prohibited by the Act. To the extent not otherwise so specified or delegated, and subject to the Act, the duties and powers of the officers of the Corporation shall be those usually pertaining to their respective offices.

Section 5.05 Agents and Attorneys:     The directors or any officer of the Corporation designated by the directors may from time to time appoint agents or attorneys for the Corporation in or out of Canada with such lawful powers (including the power to sub-delegate) as may be thought appropriate.

Section 5.06 Incentive Plans:     For the purpose of enabling the directors, officers and employees of the Corporation and affiliates of the Corporation to participate in the growth of the business of the Corporation and of providing an effective incentive to such directors, officers and employees, the directors may establish such plans (including share option plans, share purchase plans, share bonus plans, deferred share plans and other share incentive plans) and make such rules and regulations with respect thereto, and make such changes in such plans, rules and regulations, as the directors may deem advisable from time to time. From time to time the directors (or if provided by the plan a committee of the directors) may designate the directors, officers and

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employees of the Corporation and affiliates of the Corporation entitled to participate in any such plan. For the purposes of any such plan, but subject to the provisions of the plan, the Corporation may provide such financial assistance by means of a loan, guarantee or otherwise to directors, officers and employees of the Corporation or of the affiliates of the Corporation as is permitted by the Act.

ARTICLE SIX
CONDUCT OF DIRECTORS AND OFFICERS AND INDEMNITY

Section 6.01 Standard of Care:     Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Section 6.02 Disclosure of Interest:     A director or officer of the Corporation who is a party to, is a director or officer of, or has a material interest in, another person who is a party to, a material contract or transaction with the Corporation shall, in accordance with the Act, disclose in writing to the Corporation or request to have entered in the minutes of a meeting of the directors the nature and extent of his interest. Except as permitted by the Act, a director so interested shall not vote on any motion to approve any such contract or transaction. A general notice to the directors by a director or officer of the Corporation that he is a director or officer of, or has a material interest in, a person and is to be regarded as interested in, any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into.

Section 6.03 Effect of Disclosure:     Where the Corporation enters into a material contract or material transaction with a director or officer of the Corporation (or with another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest), the director or officer is not accountable to the Corporation or the shareholders of the Corporation for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable, by reason only of that relationship (or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction), if the director or officer disclosed his interest in the manner referred to in section 6.02 of this by-law and the Act and the contract or transaction was reasonable and fair to the Corporation at the time it was so authorized or approved. Notwithstanding the foregoing, a director or officer of the Corporation, acting honestly and in good faith, is not accountable to the Corporation or to the shareholders of the Corporation for any profit or gain realized from any such contract or transaction by reason only of his being a director or officer, and the contract or transaction, if it was reasonable and fair to the Corporation at the time it was authorized or approved, is not by reason only of the interest of the director or officer of the Corporation therein void or voidable, if the contract or transaction is confirmed or approved by at least two-thirds of the votes cast at a special meeting of the shareholders of the Corporation called for that purpose and the nature and extent of the interest of the director or officer of the Corporation in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in an information circular relating thereto or if the contract or transaction is confirmed or approved by a signed resolution of the shareholders of the Corporation and the nature and extent of the interest of the director or officer in the contract or transaction are disclosed in reasonable detail to the shareholders of the Corporation signing such resolution before it is signed.

Section 6.04 Indemnity:     Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer or an individual acting in a similar capacity of another entity, and their heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is made a party by reason of being or having been a director or officer of the Corporation or at the request of Corporation as director or officer, or an individual acting in similar capacity, of such other entity, if:

(a)	they acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which they acted as director or officer, or in a similar capacity, at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of any proceeding referred to in this section 6.04 of this by-law. The individual shall repay the moneys to the Corporation if the individual does not fulfill the relevant conditions specified in the Act. The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.05 Limitation of Liability:     So long as such person acted honestly and in good faith with a view to the best interests of the Corporation, no person referred to in section 6.04 of this by-law (including, to the extent it is then applicable to them, any employees referred to therein) shall be liable for any damage, loss, cost or liability sustained or incurred by the Corporation or any other entity, except where specifically required by the Act.

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Section 6.06 Insurance:     Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.04 of this by-law.

Section 6.07 Approval:     The directors may submit any contract or transaction for authorization, approval, ratification or confirmation at any meeting of shareholders and, subject to the Act, any such contract or transaction that is authorized, approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law of the Corporation) shall be as valid and as binding upon the Corporation and upon all of the shareholders of the Corporation as though such contract or transaction had been authorized, approved, ratified or confirmed by each and every shareholder of the Corporation.

ARTICLE SEVEN
SHARES

Section 7.01 Issue:     Subject to the articles of the Corporation, the directors may issue all or from time to time any shares which the Corporation is then authorized to issue to such persons and for such consideration as the directors shall determine. No share of the Corporation shall be issued until the Corporation has received the requisite consideration for such share in compliance with the Act.

Section 7.02 Commissions:     From time to time the directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the purchase, or agreement to purchase, shares of the Corporation from the Corporation or from any other person or in consideration of the procurement or agreement to procure purchasers for any such shares.

Section 7.03 Share Certificates:     Every shareholder of the Corporation is entitled to a share certificate that complies with the Act and states the number, class and series, if any, designation, of shares of the Corporation held by such shareholder as appears on the records of the Corporation or a non-transferable written acknowledgement of the right thereof to obtain such a share certificate. However, the Corporation is not bound to issue more than one share certificate or acknowledgement in respect of shares of the Corporation held jointly by several persons and delivery of such share certificate or acknowledgement to one of such persons is sufficient delivery to all of them. Share certificates and acknowledgements shall be in such form as the directors shall approve from time to time and, unless otherwise ordered by the directors, shall be signed in accordance with section 2.04 of this by-law and need not be under the corporate seal of the Corporation. However, share certificates representing shares of the Corporation in respect of which a transfer agent has been appointed shall be signed in accordance with the Act by or on behalf of such transfer agent and other share certificates shall be signed in accordance with the Act by at least one signing officer. A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that such person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if such person were still a director or an officer, as the case may be, of the Corporation at the date of issue.

Section 7.04 Replacement of Share Certificates:     The directors, or if designated by the directors the secretary of the Corporation, may prescribe either generally or in a particular case the conditions, in addition to those provided in the Act, upon which a new share certificate may be issued in place of any share certificate which is claimed to have been lost, destroyed or wrongfully taken, or which has become defaced.

Section 7.05 Transfer Agent:     From time to time the directors may appoint or remove a transfer agent to keep the securities register and the register of transfers, one or more persons or agents to keep branch registers, and a registrar to maintain a record, of issued security certificates and warrants of the Corporation. Subject to the Act, one person may be appointed for purposes of the foregoing in respect of all securities and warrants of the Corporation or in respect of any class or series thereof. In the event of any such appointment in respect of shares (or shares of any class or any series) of the Corporation, all share certificates issued by the Corporation in respect of such shares (or the shares of such class or series) of the Corporation shall be countersigned by or on behalf of one of the transfer agents or branch transfer agents and by or on behalf of one of the registrars or branch registrars, if any.

Section 7.06 Securities Registers:     The securities register and the register of transfers of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designed by the directors and a branch register or branch register of transfers may be kept at such office or offices of the Corporation or other place or places, either within or outside Canada, as may from time to time be designated by the directors. Such register or registers shall comply with the Act.

Section 7.07 Registration of Transfer:     No transfer of any shares of the Corporation need be recorded in the register of transfers except upon presentation of the share certificate representing such shares endorsed by the appropriate person in accordance with the Act, together with reasonable assurance that the endorsement is genuine and effective, and upon compliance with such restrictions on transfer, if any, as are contained in the articles of the Corporation.

Section 7.08 Dealings with Registered Shareholder:     Subject to the Act, the Corporation may treat the registered owner of a share of the Corporation as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of such share and otherwise to exercise all of the rights and powers of the holder of such share. The Corporation may, however, and where required by the Act shall, treat as the registered shareholder any executor, administrator, heir, legal

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representative, guardian, committee, trustee, curator, tutor, liquidator or trustee in bankruptcy who furnishes appropriate evidence to the Corporation establishing his authority to exercise the rights relating to a share of the Corporation.

ARTICLE EIGHT
DIVIDENDS AND RIGHTS

Section 8.01 Dividends:     Subject to the Act and the articles of the Corporation, the directors may from time to time declare dividends payable to the shareholders of the Corporation according to their rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire any such shares. The directors shall determine the value of any such property, shares, options or rights and such determination shall be conclusive evidence of the value thereof.

Section 8.02 Dividend Cheques: A dividend payable to any shareholder of the Corporation in money may be paid by cheque payable to, or to the order of, the shareholder and shall be mailed to the shareholder by prepaid mail addressed to the recorded address thereof unless such shareholder otherwise directs in writing. In the case of joint holders the cheque shall be made payable to, or to the order of, all of them, unless such joint holders otherwise direct in writing. The mailing of a cheque as aforesaid, unless not paid on presentation, shall discharge the liability of the Corporation for the dividend to the extent of the amount of the cheque plus the amount of any tax thereon which the Corporation has properly withheld. If any dividend cheque so sent is not received by the payee thereof, the Corporation shall issue to such payee a replacement cheque for a like amount on such reasonable terms as to indemnity, reimbursement of expenses and evidence of non-receipt and title as the directors or any person designated by the directors may require.

Section 8.03 Record Date for Dividends and Rights:     The directors may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the making of any distribution or for the issue of any warrant or other evidence of a right to acquire securities of the Corporation, as the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right. In every such case only the persons who are holders of record of the applicable shares at the close of business on the date so fixed shall be entitled to receive payment of such dividend or distribution or to receive such right. Notice of any such record date fixed by the directors shall be given as and when required by the Act. Where no such record date is fixed by the directors, the record date for the determination of the persons entitled to receive payment of such dividend or distribution or to receive such right shall be the close of business on the day on which the directors pass the resolution relating thereto.

ARTICLE NINE
MEETINGS OF SHAREHOLDERS

Section 9.01 Annual Meeting:     The annual meeting of the shareholders of the Corporation shall be held on such day and at such time as the directors may, subject to the Act, determine from time to time, for the purpose of transacting such business as may properly be brought before the meeting.

Section 9.02 Special Meeting:     From time to time the directors may call a special meeting of the shareholders of the Corporation to be held on such day, at such time and for such purpose as the directors may determine. Any special meeting of the shareholders of the Corporation may be held concurrent with an annual meeting of the shareholders of the Corporation.

Section 9.03 Place of Meetings:     Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is located, or at such other place within Canada as the directors may determine from time to time.

Section 9.04 Record Date:     The directors may fix in advance a record date, preceding the date of any meeting of the shareholders of the Corporation by not more than 60 days nor less than 21 days, for the determination of the shareholders of the Corporation entitled to notice of the meeting, and where no such record date for notice of the meeting is fixed by the directors, the record date for notice of the meeting shall be the close of business on the day immediately preceding the day on which notice of the meeting is given. Notice of any such record date fixed by the directors shall be given as and when required by the Act.

Section 9.05 Shareholder List:     For each meeting of shareholders of the Corporation there shall be prepared an alphabetical list of the shareholders entitled to receive notice of the meeting showing the number of shares entitled to be voted at the meeting and held by each such shareholder. The list shall be prepared, if a record date for such notice is fixed by the directors, not later than 10 days thereafter, if no record date for such meeting is fixed by the directors, at the close of business on the day immediately preceding the day on which notice of the meeting is given, and if no notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder of the Corporation prior to the meeting during usual business hours at the registered office of the Corporation or at the place where the securities register is kept, and at the meeting. Where a separate list is not prepared, the names of the shareholders of the Corporation entitled to receive notice of the meeting and the number of shares of the Corporation entitled to be voted thereat and held by each shareholder of the Corporation as appears in the securities register of the Corporation at the requisite time (excluding shares not entitled to be voted at the meeting), shall constitute the list prepared in accordance with this section 9.05.

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Section 9.06 Notice:     Notice in writing of the time, place and purpose for holding each meeting of the shareholders of the Corporation shall be sent not less than 21 days otherwise, and in either case not more than 60 days, before the date on which the meeting is to be held, to each director, the auditor, if any, of the Corporation and each person who on the record date for notice of the meeting appears in the securities register of the Corporation as the holder of one or more shares of the Corporation carrying the right to vote at the meeting or as the holder of one or more shares of the Corporation the holders of which are otherwise entitled to receive notice of the meeting. Notice of a meeting of the shareholders of the Corporation shall state or be accompanied by a statement of the nature of all special business to be transacted at the meeting in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and the text of any special resolution or by-law to be submitted to the meeting. Reference is made to article ten of this by-law.

Section 9.07 Proxy and Management Information Circular:     The secretary or another officer of the Corporation shall, concurrent with sending, or causing to be sent, notice of a meeting of shareholders, (a) send, or cause to be sent, a form of proxy and management information circular in accordance with the Act to each shareholder who is entitled to receive notice of, and is entitled to vote at, the meeting, (b) send, or cause to be sent, such management information circular to any other shareholder who is entitled to receive notice of the meeting, to any director who is not a shareholder entitled thereto and to the auditor, if any, of the Corporation, and (c) file, or cause to be filed, with any regulatory agency and all other agencies entitled thereto a copy of all documents sent to shareholders of the Corporation in connection with the meeting.

Section 9.08 Financial Statements:     Not less than 21 days before each annual meeting of the shareholders of the Corporation or before the signing of a resolution in writing in lieu thereof, the secretary or another officer of the Corporation shall send, or cause to be sent, a copy of the annual financial statements and the auditors’ report, if any, thereon required by the Act to be placed before the annual meeting to each shareholder of the Corporation who has not informed the Corporation in writing that such shareholder does not wish to receive such documents. The secretary or another officer of the Corporation shall file, or cause to be filed, a copy of the annual financial statements of the Corporation with any regulatory agency and all other agencies entitled thereto as and when required.

Section 9.09 Shareholder Proposal:     Any shareholder of the Corporation entitled to vote at a meeting of shareholders may submit to the Corporation notice of any proposal that such shareholder wishes to raise at the meeting and may discuss at the meeting any matter in respect of which such shareholder would have been entitled under the Act to submit a proposal. Where so required by the Act, the management information circular prepared in respect of the meeting shall set out or be accompanied by such proposal.

Section 9.10 Persons Entitled to be Present:     The only persons entitled to attend a meeting of the shareholders of the Corporation shall be those persons entitled to notice thereof, those entitled to vote thereat and others who although not entitled to notice thereof are entitled or required under the Act or the by-laws of the Corporation to be present at the meeting. Any other person may be admitted to a meeting of the shareholders of the Corporation only on the invitation of, or with the consent of, the chairman of the meeting or with the consent of the meeting.

Section 9.11 Chairman, Secretary and Scrutineer:     The chairman of the board or, in his absence, any of the co-chairman of the board, or, in their absence, the managing director or, in his absence, the president or, in the absence of all of them or in the event more than one person prosposes to be chairman of a meeting, a person designated by the directors, shall be chairman of any meeting of shareholders. If no such person is present within 15 minutes after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat shall choose one of them to be chairman of the meeting. The secretary or another officer of the Corporation may act as secretary of the meeting. The chairman of the meeting may appoint some person, who need not be a shareholder or officer of the Corporation, to act as secretary of the meeting. One or more scrutineers, who need not be a shareholder of the Corporation, may be appointed by the chairman of the meeting or by a resolution of the shareholders to act as scrutineer of the meeting.

Section 9.12 Quorum:     The quorum for the transaction of business at any meeting of the shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing more than five per cent of the outstanding shares of the Corporation for the time being entitling the holders thereof to vote at such meeting. If a quorum is not present within such reasonable time (determined by the chairman of the meeting) after the time fixed for the holding of the meeting as the persons present and entitled to vote thereat may determine, such persons may adjourn the meeting to a fixed time and place.

Section 9.13 Persons Entitled to Vote:     Without prejudice to any other right to vote, every shareholder of the Corporation recorded on the shareholder list prepared in accordance with section 9.05 of this by-law is entitled, at the meeting to which the list relates, to vote the shares of the Corporation shown thereon opposite the name of such shareholder. Where two or more persons hold a share or the same shares jointly, any one of them present or represented by proxy may, in the absence of the others, vote such share or shares but, if more than one of such persons is present or represented and vote, they shall vote such share or shares together as one or not vote such shares at all.

Section 9.14 Proxies:     Shareholders of the Corporation shall be entitled to vote in person or, if the shareholder is a body corporate, association or other unincorporated entity, by a representative authorized by a resolution of the directors of such body corporate, association or other unincorporated entity. Every shareholder of the Corporation, including a shareholder that is a body corporate, association or other unincorporated entity, entitled to vote at a meeting of shareholders may by means of a proxy

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appoint a proxyholder or alternate proxyholder, who need not be a shareholder of the Corporation, as the nominee thereof to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. Signatures on instruments of proxy need not be witnessed and may be printed, lithographed or otherwise reproduced thereon. The chairman of any meeting of shareholders shall determine the authenticity of all signatures on instruments of proxy, which determination shall be final and conclusive. The directors by resolution may also permit instruments of proxy for use at or in connection with any meeting of shareholders and, if so determined by the directors, any adjournment thereof, to be telecopied, telegraphed, telexed, cabled or e-mailed to the secretary or another officer of the Corporation or such other agent of the Corporation as the directors may determine from time to time prior to or at any meeting of shareholders, and, in such event, such instruments of proxy, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted. The chairman of any meeting of shareholders may also in his discretion, unless otherwise determined by resolution of the directors, accept any telecopied, telegraphed, telexed, cabled or e-mailed communication as to the authority of anyone claiming to vote on behalf of, or to represent, a shareholder of the Corporation notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation and any votes cast in accordance with such telecopied, telegraphed, telexed, cabled or e-mailed communication accepted by the chairman shall be valid and any votes cast in accordance therewith shall be counted. An instrument of proxy may be signed and delivered in blank and filled in afterwards by the chairman of the board, the president, the secretary or any assistant-secretary of the Corporation or by any other person designated by the directors. It shall not be necessary for an instrument of proxy to be dated or to have inserted therein the number of shares of the Corporation owned by the appointor thereunder. The directors may, at the expense of the Corporation, send out an instrument of proxy in which certain directors or officers of the Corporation or other persons are named, which may be accompanied by stamped envelopes for the return of such instruments of proxy, even if the directors so named vote the proxies in favour of their own election as directors. The directors may specify in the notice calling a meeting of the shareholders of the Corporation a time, not exceeding 48 hours (excluding Saturdays and holidays) preceding the time fixed for the meeting or any adjournment thereof, before which proxies must be deposited with the Corporation or an agent thereof. Unless otherwise determined by the chairman of the meeting, an instrument of proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, where no such time is specified in such notice, if it has been received by the secretary or another officer of the Corporation or the chairman of the meeting or any adjournment thereof before the time of voting on the particular matter. An instrument of proxy shall cease to be valid one year from the date thereof.

Section 9.15 Revocation of Proxies:     In addition to revocation in any other manner permitted by law, an instrument of proxy may be revoked by an instrument in writing signed in the same manner as an instrument of proxy may be signed and deposited either at the registered office of the Corporation at any time up to and including the last day (excluding Saturdays and holidays) preceding the date of the meeting of shareholders or any adjournment thereof at which the instrument of proxy is to be used or with the chairman of such meeting or any adjournment thereof before the time of voting on the particular matter.

Section 9.16 Voting:     At each meeting of the shareholders of the Corporation every matter proposed for consideration by the shareholders of the Corporation shall be decided by a majority of the votes cast thereon, unless otherwise required by the Act, the articles or by-laws of the Corporation. In case of an equality of votes the chairman of the meeting shall not be entitled to a casting vote. Every matter submitted to a meeting of shareholders may be decided either by a show of hands or by ballot.

Section 9.17 Show of Hands:     At each meeting of shareholders voting shall be by a show of hands unless a ballot is required by the Act or is required or demanded as hereinafter provided. Upon a show of hands every person present and entitled to vote on the motion shall have one vote. Whenever a vote by show of hands has been taken upon a matter, unless a ballot thereon is so required or demanded and such requirement or demand is not withdrawn, a declaration by the chairman of the meeting that the vote upon the matter was carried or carried by a particular majority or not carried or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the result of the vote without proof of the number or percentage of votes cast for or against the matter.

Section 9.18 Ballots:     On any matter proposed for consideration at a meeting of shareholders a ballot may be required by the chairman of the meeting or demanded by any person present and entitled to vote thereon, either before any vote by show of hands or after any vote by show of hands and prior to the declaration of the result of the vote by show of hands by the chairman of the meeting. If a ballot is so required or demanded and such requirement or demand is not withdrawn, a ballot upon the matter shall be taken in such manner as the chairman of the meeting shall direct. Subject to the articles of the Corporation, upon a ballot each person present shall be entitled to the number of votes specified in the articles of the Corporation in respect of each share of the Corporation which such person is entitled to vote at the meeting on the particular matter.

Section 9.19 Termination, Adjournment and Postponement: The chairman of a meeting of shareholders may terminate the meeting following the conclusion of all business which may properly come before the meeting. A meeting of shareholders may be adjourned only upon the affirmative vote of a majority of the votes cast in respect of the shares present or represented in person or by proxy at the meeting. Any business may be brought before or dealt with at any adjourned meeting which may have been brought up or dealt with at the original meeting. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days, it is not necessary to give notice of the resumption of the meeting if the time and place for resuming the meeting are announced at the meeting which is adjourned. The directors may postpone any meeting of shareholders previously called by the directors. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the resumption of the meeting shall be given in accordance with the Act.

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Section 9.20 Procedure at Meetings:     The chairman of any meeting of shareholders shall determine the procedure thereat in all respects and his decision on all matters or things, including but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instrument of proxy or ballot, shall be conclusive and binding upon all of the shareholders of the Corporation, except as otherwise specifically provided in the by-laws of the Corporation.

Section 9.21 One-Shareholder Meeting:     Where all of the outstanding shares of any class or series of shares of the Corporation are held by one shareholder, that shareholder present in person or by proxyholder or by authorized representative shall constitute a meeting of the holders of that class or series of shares of the Corporation.

Section 9.22 Meetings by Telephonic, Electronic or Other Communication Facility:     Meetings of shareholders may be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting if so determined by the directors or by the shareholders who called the particular meeting of shareholders. Any person entitled to attend a meeting of shareholders may participate in such a meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other if the Corporation makes available such a communication facility and any person participating in a meeting by such means shall be deemed to be present at the meeting. Any vote at such a meeting may, but is not required to, be held entirely by means of a telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

Section 9.23 Signed Resolutions:     Subject to the Act, a resolution in writing signed by all of the shareholders of the Corporation entitled to vote thereon at a meeting of shareholders is as valid as if passed at a meeting and a resolution in writing dealing with all of the matters required by the Act to be dealt with at a meeting of shareholders and signed by all of the shareholders of the Corporation entitled to vote thereat satisfies all of the requirements of the Act relating to that meeting. Any such resolution may be signed in counterparts and if signed as of any date shall be deemed to have been passed on such date.

ARTICLE TEN
NOTICES

Section 10.01 Notices to Shareholders and Directors:     Any notice or document required or permitted to be sent by the Corporation to a director or shareholder of the Corporation may be mailed by prepaid Canadian mail in a sealed or unsealed envelope addressed to, or may be delivered personally to, such person at the last address thereof recorded in the records of the Corporation, or may be sent by any other manner permitted under the Act. If so mailed, the notice or document shall be deemed to have been received by the addressee on the fifth day after mailing. If notices or documents so mailed to a shareholder are returned on two consecutive occasions because such shareholder cannot be found, the Corporation need not send, or cause to be sent, any further notices or documents to such shareholder until such shareholder informs the Corporation in writing of the new address. If the address of any shareholder of the Corporation does not appear in the records of the Corporation, then any notice or document may be mailed to such address as the person sending the notice or document may consider to be the most likely address at which such notice or document will promptly reach such shareholder.

Section 10.02 Notices to Others:     Any notice or document required or permitted to be sent by the Corporation to any person other than a director or shareholder of the Corporation may be delivered personally to such person, addressed to such person and delivered to the last address thereof recorded in the records of the Corporation, mailed by prepaid Canadian mail in a sealed or unsealed envelope addressed to such person at the address thereof recorded in the records of the Corporation, or addressed to such person and sent to the last address thereof recorded in the records of the Corporation by telecopier, telegram, telex, cable, e-mail or any other means of legible communication then in business use in Canada. A notice or document so mailed or sent shall be deemed to have been received by the addressee when deposited in a post office or public letter box, if mailed, or when transmitted by the Corporation on its equipment or delivered to the appropriate communication agency or its representative for dispatch, as the case may be, if sent by telecopier, telegram, telex, cable, e-mail or other means of legible communication.

Section 10.03 Changes in Recorded Address:     The secretary or any other officer of the Corporation may change the address recorded in the records of the Corporation of any person in accordance with any information such person believes to be reliable.

Section 10.04 Computation of Days:     In computing any period of days under the by-laws of the Corporation or the Act, the period shall be deemed to commence on the day following the event that begins the period and shall be deemed to end at midnight on the last day of the period except that if the last day of the period falls on a Saturday or a holiday, the period shall end at midnight of the first day next following such day that is not a Saturday or a holiday.

Section 10.05 Omissions and Errors:     The accidental omission to give any notice to any person, or the non-receipt of any notice by any person or any immaterial error in any notice, shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.06 Unregistered Shareholders:     Subject to the Act, every person who becomes entitled to any security of the Corporation shall be bound by every notice in respect of such security which was given to any previous holder thereof prior to the name and address of such person being entered on the securities register of the Corporation.

Section 10.07 Waiver of Notice:     Any person entitled to attend a meeting of shareholders or a meeting of the directors or a committee thereof may in any manner and at any time waive notice thereof, and attendance of any shareholder or the proxyholder

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or authorized representative thereof or of any other person at any meeting is a waiver of notice thereof by such shareholder or other person except where the attendance is for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. In addition, where any notice or document is required to be given under the articles or by-laws of the Corporation or the Act, the notice may be waived or the time for sending the notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Any meeting may be held without notice or on shorter notice than that provided for in the by-laws of the Corporation if all persons not receiving the notice to which they are entitled waive notice of or accept short notice of the holding of such meeting.

ARTICLE ELEVEN
DIVISIONS

Section 11.01 Authority to Create Divisions:     The directors may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions based upon character or type of operation, geographical territory, product, method of distribution, type of product or products manufactured or distributed or upon such other basis of division as the directors may determine from time to time. In particular, the directors may authorize:

(a)	the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions or sub-units; and

(b)	the designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation.

Section 11.02 Designation and Appointment of Divisional Officers:     The directors may, by resolution, designate and appoint divisional officers assigned to a particular division or a sub-unit of that division provided that any such divisional officer shall not, as such, be an officer of the Corporation. Such appointed divisional officers shall be subject to removal by resolution of the directors at any time, with or without cause, without prejudice to the rights of such person under any employment contract or in law. For certainty, the removal of a divisional officer from his position as a divisional officer shall not of itself constitute a termination of the employment of that person with the Corporation.

Section 11.03 Duties and Authority of Divisional Officers:     The duties, responsibilities, limitations and remuneration of each divisional officer shall be such as are determined from time to time by the directors or by the person or persons or committee or committees designated by the directors as having responsibility for the division to which such divisional officer has been appointed. The authority of each such divisional officer shall, however, be limited to acts and transactions relating only to the business and operations which such division is authorized to transact and perform, provided, however, that if the same person is also an officer of the Corporation, the foregoing shall not limit the authority of such person in his capacity as an officer of the Corporation.

ARTICLE TWELVE
EFFECTIVE DATE

Section 12.01 Effective Date:     This by-law shall come into force on the date of the resolution of the directors making this by-law a by-law of the Corporation.

Section 12.02 Repeal:     All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operations of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act is if appointed under the provisions of this by-law and all resolutions of the shareholders or the directors or a committee of the directors with continuing effect passed under any repealed by-law shall continue good and valid except to the extent inconsistent with this by-law and until amended or repealed.

12

EXHIBIT 4

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
GLENCAIRN GOLD CORPORATION
FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
MAY 10, 2005

The undersigned shareholder(s) of GLENCAIRN GOLD CORPORATION (the “Company”) hereby appoint(s) Ian J. McDonald, the Chairman of the Board of the Company, or in lieu of the foregoing, Kerry J. Knoll, the Chief Executive Officer of the Company, or in lieu of the foregoing, __________________________________________, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on Tuesday, May 10, 2005 and at any adjournment thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:
(a) VOTED FOR (    ) the election of all of the directors listed below WITHHELD FROM VOTING (    ) in respect of the election of all of the directors;

( ) A shareholder may withhold authority to vote for any nominee by putting a line through or otherwise striking out the name of any nominee.

Election of Directors: Gordon F. Bub Donald K. Charter Ronald P. Gagel	John Kalmet Kerry J. Knoll	Ian J. McDonald Patrick J. Mars

(b)     VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of auditors and authorizing the directors to fix their remuneration;

(c)     VOTED FOR (    ) AGAINST (    ) a resolution authorizing amendments to the Company’s Stock Option Plan, as more particularly described in the accompanying management information circular;

(d)     VOTED FOR (    ) AGAINST (    ) a resolution authorizing the Company to file Articles of Continuance under the Canada Business Corporations Act, as more particularly described in the accompanying management information circular; and

(e)     VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this _______ day of ____________________, 2005.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE NOTES ON REVERSE

Notes:

1.	This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.	A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below before 4:00 p.m. (Toronto time) on May 6, 2005 or not less than 48 hours (excluding Saturdays and holidays) before the time for holding any adjournments thereof.

3.	The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in items (c) and (d). Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.	Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below by 4:00 p.m. (Toronto time) on May 6, 2005 or not less than 48 hours (excluding Saturdays and holidays) before the time for holding any adjournments thereof.

5.	Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.	This proxy ceases to be valid one year from its date.

7.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

Equity Transfer Services Inc. Suite 420, 120 Adelaide Street West Toronto, Ontario M5H 4C3

Fax No.: (416) 361-0470

EXHIBIT 5

GLENCAIRN GOLD CORPORATION
6 Adelaide Street East, Suite 500
Toronto, ON M5C 1H6

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Glencairn Gold Corporation (the “Company”) send annually a request form to registered holders and beneficial owners of its securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West, Suite 420
Toronto, Ontario
M5H 4C3

Please note that both registered holders and beneficial owners of the Company’s securities should return this form. Registered holders of the Company’s securities will not automatically receive the Statements. (Registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank’s name.)

************************

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Glencairn Gold Corporation

[Please PRINT your name and address]

_________________ Interim Financial Statements and MD&A

_________________ Annual Financial Statements and MD&A

______________________________________________________________________
(First Name and Surname)

______________________________________________________________________
(Number and Street) (Apartment/Suite)

______________________________________________________________________
(City) (Province/State)

______________________________________________________________________
(Postal Code)

Signed:   ______________________________________________________________________
(Signature of Shareholder)